Management’s Discussion and Analysis

The following Management’s Discussion and Analysis (“MD&A”) of the consolidated operating and financial performance of Claude Resources Inc. (“Claude” or the “Company”) for the years ended December 31, 2011 and 2010 is prepared as of March 30, 2012. This discussion is the responsibility of Management and has been prepared using International Financial Reporting Standards (“IFRS”). This discussion should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto. The Board of Directors has approved the disclosure presented herein. All amounts referred to in this discussion are expressed in Canadian dollars, except where otherwise indicated.

Overview

Claude Resources Inc., incorporated pursuant to the Canada Business Corporations Act, is a gold producer with shares listed on both the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR). The Company is also engaged in the exploration and development of gold mineral reserves and mineral resources. The Company’s entire asset base is located in Canada. Its main revenue generating asset is the 100 percent owned Seabee Gold Operation, located in northern Saskatchewan. Claude also owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan, as result of the acquisition of St. Eugene Mining Corporation Limited (“St. Eugene”) completed on February 1, 2012, and owns 100 percent of the 10,000 acre Madsen Property located in the Red Lake gold camp of northwestern Ontario.

Financial, Operating and Exploration Highlights

•	Net profit of $9.5 million, or $0.06 per share, for the year ended December 31, 2011 (December 31, 2010 - $10.3 million, or $0.08 per share).
•	Cash flow from operations (1) before net changes in non-cash operating working capital of $22.2 million, or $0.14 per share, for the year ended December 31, 2011, up 12 percent from $19.8 million, or $0.15 per share, for the year ended December 31, 2010.
•	Gold sales during the fourth quarter of 11,855 ounces at an average price of $1,678 (U.S. $1,641) for revenue of $19.9 million, up 34 percent from fourth quarter 2010 revenue of $14.9 million.
•	For the twelve months ending December 31, 2011, gold sales were 44,632 ounces at an average price of $1,561 (U.S. $1,578) for revenue of $69.7 million, up 24 percent from revenue of $56.0 million for the year ended December 31, 2010. These less than expected sales volumes were due primarily to equipment availability, including the Company’s Central Milling Facility (which had its output impacted during the third quarter due to a lightning strike) and development constraints at Seabee Deep (requiring the Company to sequence more lower grade ore from Santoy 8 than anticipated).
•	$35.7 million of cash, cash equivalents and short term investments and working capital of $42.4 million as at December 31, 2011.
•	On February 2, 2012, the Company announced the closing of the previously announced transaction whereby Claude would acquire all of the outstanding shares of St. Eugene (TSXV: SEM) that it did not already own. The transaction was accomplished pursuant to the terms of a court approved plan of arrangement completed under the Business Corporations Act (British Columbia) (the “Arrangement”). Under the Arrangement, Claude acquired all of the outstanding common shares of St. Eugene in exchange for the issuance of approximately 8.7 million common shares of Claude. In addition to Claude shares, former shareholders of St. Eugene also received 0.25 of a common share of Satori Resources Inc. (“Satori”). As part of the Arrangement, Claude also exchanged all outstanding warrants of St. Eugene for warrants of Claude and reduced its existing net smelter return royalty on the Tartan Lake Mine Project from a sliding scale to 2 percent. Upon closing of the transaction, Claude received the same pro-rata stake in Satori that it had in St. Eugene.
•	Positive Metallurgical results at the Amisk Gold Project. Initial metallurgical testing indicates that gold and silver mineralization is amenable to conventional cyanide leaching. Results from testing on three composite samples from the Amisk Gold Deposit have returned an average of 89.4 percent recovery for gold, ranging from 85.2 percent to 91.7 percent and an average of 80.8 percent recovery for silver, ranging from 66.4 percent to 92.8 percent.

2011 Annual Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 2

•	Inferred resource base at Seabee Gold Operation increased 236 percent. The inclusion of the L62 Zone and Santoy Gap deposits into Mineral Reserves and Mineral Resources came only six and nine months after their respective discoveries. More importantly, these discoveries are in close proximity to current mining infrastructure and will be integrated into an updated life of mine plan anticipated during the third quarter. The increase in resource ounces in 2011 demonstrates the potential that exists at the Seabee Gold Operation.
•	Drill program at the Seabee Gold Operation is anticipated to be 130,000 metres for 2012.
•	Seabee Mine Shaft Extension Project to be completed in second half of 2012.
•	Expansion to Mill and Camp Facilities ongoing.

(1)	Denotes a non-IFRS performance measure. For an explanation of non-IFRS performance measures refer to the “Non-IFRS Performance Measures” section of this MD&A.

mission and vision

The Company’s mission is to create and deliver significant stakeholder value through the exploration, development and mining of gold and other precious metals. Its vision is to be valued by all stakeholders for its ability to discover, develop and produce gold and other precious metals in a disciplined, safe, environmentally responsible and profitable manner.

goals and key performance drivers – Measuring the Company’s Results

The Company’s goals and key performance drivers include:

•	Increasing its resource base through aggressive exploration programs;
•	Improving operating margins at the Seabee Gold Operation;
•	Strengthening the Balance Sheet and maintaining liquidity in order to reduce financial risk;
•	Consider strategically attractive opportunities and accretive transactions; and
•	Ensuring that the Company’s share price reflects underlying value.

Increasing Claude’s Resource Base Through Aggressive Exploration Programs

During 2011, the Company continued with its objective of increasing its resource base through aggressive exploration programs at its Seabee Gold Operation, Amisk Gold Project and Madsen Property.

Seabee Gold Operation

At the Seabee Gold Operation, exploration targets include the Seabee Gold Mine, Santoy 8 Gold Mine, Santoy Gap, L62 Zone and Neptune. During 2011, the Company focused its gold exploration efforts on drilling at Seabee Deep, at L62, at the Santoy Gap and on continued development of satellite ore bodies. This includes the Santoy 8 Gold Mine which achieved commercial production during the first quarter of 2011.

The newly discovered L62 Zone is located approximately 200 metres from existing development and operations on multiple levels in the hanging wall of the Seabee Mine. High grade results from the L62 Zone will have a positive impact on the Seabee Mine’s production profile during 2012.

The Santoy Gap drill program has intercepted multiple high-grade intervals, significantly expanding the strike length and width of the mineralized system. Drilling has intercepted multiple high-grade intervals, significantly expanding the strike length and width of the mineralized system and has expanded the Santoy Gap and Santoy 8 system to in excess of 1.8 kilometres long.

During 2011, the Company expanded the 2011 Seabee exploration program to include 44,000 metres of surface drilling; 33,000 of those metres were focused at Santoy Gap. The three rig program aggressively explored the Santoy Gap target and its relationship to the Santoy 8 ore body to depths in excess of 600 metres. Total drilling at the Seabee Gold Operation for 2011 was 100,000 metres.

Claude Resources Inc.

2011 Annual Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 3

Amisk Gold Project

The Amisk Gold Property is located 20 kilometres southwest of Flin Flon, Manitoba and hosts the Amisk Gold Deposit, the past-producing Monarch Mine, as well as a large number of gold occurrences and prospects. Subsequent to December 31, 2011, Claude completed an acquisition of all of the outstanding shares of St. Eugene that it did not already own. As a result, Claude now owns 100 percent of the Amisk Gold Project. At 23,450 hectares, this gold and silver exploration property is one of the largest land positions in the Flin Flon mineral district.

In 2010, SRK Consulting (Canada) Inc. (“SRK”) was engaged to prepare an independent mineral resource evaluation and Technical Report for the Amisk Gold Project. The independent mineral resource statement was released in the first quarter of 2011 and outlined an Indicated Resource of 921,000 ounces of 0.95 grams of gold equivalent (“Au Eq”) per tonne and an Inferred Resource of 645,000 ounces at 0.70 grams of Au Eq per tonne. This geological model and open pit resource estimate was generated through the successful integration of the Company’s 2010 exploration program with historic drilling and was the culmination of an aggressive 12 month exploration program and is a major milestone for the Amisk Gold Project and Claude.

During the second half of 2011, positive metallurgical and engineering results were reported from the Amisk Gold Project. Initial metallurgical testing indicates that gold and silver mineralization is amenable to conventional cyanide leaching. Results from testing on three composite samples from the Amisk Gold Deposit have returned an average of 89.4 percent recovery for gold, ranging from 85.2 percent to 91.7 percent and an average of 80.8 percent recovery for silver, ranging from 66.4 percent to 92.8 percent. In addition to positive metallurgical testing, a total of 20 holes and 6,480 metres were drilled during 2011. The program tested from surface to in excess of 700 metres depth and was designed to expand the limits of the Amisk Gold Deposit as well as infill within the northern and eastern portion of the deposit. The 20 drill holes successfully confirmed continuity of gold mineralization within the northern and eastern portion of the deposit as well as demonstrated the potential for expansion to the east and southeast.

During 2012, the Company will update Amisk’s National Instrument 43-101 resource calculation, conduct an external Preliminary Economic Assessment and will plan further exploration programs on the property, including further evaluation of the underground potential.

Madsen Property

At the Madsen Property, the system remains open in all directions and shows strong similarities to high grade mineralization characteristic of the Red Lake Belt. Claude’s objective is to fully assess the potential for high grade gold mineralization while continuing to de-water the Madsen shaft to provide additional underground exploration access. Phase I underground drilling of the 8 Zone program, from the 10th level, confirmed high grade mineralization 450 feet (1) down plunge of the historic stopes within the 8 Zone as well as confirming the existence of a sub-parallel footwall target. Phase I underground drilling demonstrated that the 8 Zone is a series of high-grade, quartz-vein systems and silicification associated with a complexly-folded package of mafic and ultramafic lithologies.

(1) Historically, Madsen results have been reported in ounces per ton and feet (imperial).

At Madsen, the Company believes that success from the Phase II drill program has the potential to significantly grow the Company’s existing resource base at the fully-permitted and infrastructure-rich Madsen property. Phase II of the underground 8 Zone drill program continued to be a top priority for Management with underground 8 Zone drilling from the 16th level commencing early in the second quarter of 2011 through to the end of 2011. Phase II drilling in 2011 included 14,800 metres (41,656 feet) in 9 holes, targeting the plunge and strike continuity as well as sub-parallel footwall structures of the 8 Zone. Drilling during 2011 successfully extended the 8 Zone plunge to approximately 250 metres down plunge of previous drilling as well as discovered significant depth extensions to the McVeigh Tuff. Based on these encouraging results, the Company has budgeted a 29,000 metre, underground and surface-based drill program for 2012. The program will include two underground rigs and one surface rig, targeting to complete 40 to 50 holes.

De-watering was ongoing throughout 2011 with water levels below the 17th level (there are a total of 24 levels in the Madsen Shaft).

Claude Resources Inc.

2011 Annual Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 4

2012 Exploration Program

Continued success from the Company’s exploration programs should serve to:

•	further extend the mine life at Seabee;
•	potentially improve the project economics at the Company’s Amisk and Madsen Projects; and
•	further increase the Company’s total resource base.

As a follow-up to the Company’s 2011 exploration programs, Claude has budgeted approximately $15.5 million to support the continuation of its extensive exploration programs at the Seabee, Amisk and Madsen Properties during 2012. At the Seabee Gold Operation, the Company plans to drill 130,000 metres (70,000 metres regionally and 60,000 metres underground) during 2012. At Madsen, Claude has approved a 29,000 metre underground and surface exploration program. The program will include two underground rigs and one surface rig, targeting to complete 40 to 50 holes. Exploration will focus on continued testing of the 8 Zone Trend as well as the McVeigh and Austin Tuff depth continuity. Finally, at the 23,450 hectare Amisk Gold Project, Claude will update its National Instrument 43-101 resource calculation, conduct an external Preliminary Economic Assessment and an evaluation of the underground potential.

Improving Operating Margins at the Seabee Gold Operation

The combination of strong average realized gold prices per ounce during 2011 has offset the increased mine operating costs, year over year, resulting in improved operating margins for the Company. During 2011, net cash margin(1) improved to $653 per ounce from $564 per ounce in 2010.

For the year ended December 31, 2011, Claude realized a gold price of $1,561 (U.S. $1,578); December 31, 2010 - $1,273 (U.S. $1,236). For the year ended December 31, 2011, total cash cost per ounce (1) was CDN $908 (U.S. $918), up 28 percent from the cash cost per ounce of CDN $709 (U.S. $688) for the year ended December 31, 2010.

(1)	Denotes a non-IFRS performance measure. For an explanation of non-IFRS performance measures refer to the “Non-IFRS Performance Measures” section of this MD&A.

Figure 1: Average Gold Price Realized (CDN$) Per Ounce Sold	Figure 2: Cash Cost and Margin Realized (CDN$) Per Ounce Sold (1)

(1)	Denotes a non-IFRS performance measure. For an explanation of non-IFRS performance measures refer to the “Non-IFRS Performance Measures” section of this MD&A.

Claude Resources Inc.

2011 Annual Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 5

Table 1: Calculation of Net Cash Margin per Ounce
	December 31	December 31
	2011	2010

Revenue (thousands)	$69,659	$55,998
Divided by ounces sold	44,632	44,003
Average Realized Price per Ounce	$1,561	$1,273

Production costs (thousands)	$40,542	$31,217
Divided by ounces sold	44,632	44,003
Total cash costs per ounce	$908	$709

Net Cash Margin per Ounce Sold	$653	$564

During 2012, the Company will continue to focus on the profitability of the Seabee Gold Operation through a combination of improved grade control, cost controls and developing the production profile at lower cost satellite ore bodies, including Santoy 8.

The Santoy Region is located approximately 14 kilometres east of the Seabee Gold Operation’s central Milling Facility and is accessed via an all-weather road. The Company anticipates the Santoy 8 Project to provide up to 50 percent of the overall feedstock to the Seabee Gold Operation’s central Milling Facility and anticipates this contribution to be a positive catalyst in improving production and lowering overall unit operating costs at the Seabee Gold Operation. The Santoy 8 Gold Project achieved commercial production during the first quarter of 2011. This accomplishment is a major milestone for the Company and represents a real opportunity for the Seabee Gold Operation to grow its production profile.

Financial Capacity and Highlights

During 2011, the Company continued its focus on further improving its balance sheet. At December 31, 2011, the Company had total Cash and cash equivalents of $2.5 million and short-term investments of $33.2 million. Working capital at December 31, 2011 was $42.4 million (December 31, 2010 - $4.3 million).

For the year ended December 31, 2011, cash flow from operations (1) before net changes in non-cash operating working capital increased 12 percent to $22.2 million, or $0.14 per common share, from $19.8 million, or $0.15 per common share, for the year ended December 31, 2010.

(1)	Denotes a non-IFRS performance measure. For an explanation of non-IFRS performance measures refer to the “Non-IFRS Performance Measures” section of this MD&A.

Strategically Attractive and Accretive Transactions

The Company completed the sale of its 46 percent minority interest in the Nokomis property to Auriga Gold Corp. (“Auriga Gold”). Under the terms of the transaction, Auriga Gold issued Claude 3,428,571 common shares at an issue price of $0.35 per share (approximately 7.8 percent of the outstanding shares of Auriga Gold), thereby allowing the Company to participate in any future successes of Auriga Gold.

Early in the third quarter, the Company announced that it had approached the Board of Directors of St. Eugene with a proposal to enter into a letter of intent for a share exchange transaction for 100 percent of St. Eugene at a significant premium to its trading price. On October 25, 2011, Claude and St. Eugene jointly announced that they had entered into a definitive agreement pursuant to which Claude would acquire, by way of a court-approved plan of arrangement, all of the shares of St. Eugene that it did not already own. The acquisition closed on February 1, 2012 and is the logical consolidation of the Amisk Gold Project. Claude issued 8.7 million shares as consideration for the purchase of 100 percent of the shares.

Claude Resources Inc.

2011 Annual Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 6

Looking forward, Management remains focused on executing strategically attractive and accretive transactions that are consistent with the strategic plan and focus of the Company.

Shareholder Value

At December 31, 2011, shares of Claude closed at $1.36 (December 31, 2010 - $2.20), a decrease of 38 percent year over year; on the NYSE Amex, Claude’s shares closed at U.S. $1.32 on December 31, 2011 (December 31, 2010 – U.S. $2.19). Notwithstanding Claude’s share price performance during 2011, Management believes that shareholder value has been created by: (1) improving the treasury of the Company; (2) significantly increasing its resource base; and (3) taking steps to complete accretive and strategically attractive transactions. Management is confident that the combination of the Company’s Seabee, Amisk and Madsen properties are a strong production and asset base in the politically safe jurisdiction of Canada. During 2012 and beyond, the Company will continue to advance these projects in order to further develop shareholder value.

The Company intends to further build shareholder value by:

•	advancing the Company's exploration programs at its Seabee (L62, Santoy Gap, Neptune), Amisk and Madsen properties;
•	investing in capital infrastructure development programs at the Seabee Gold Operation including an extension of the Seabee Mine shaft, an expansion to the Seabee Central Milling Facility, an expansion to Camp Facilities and additional production equipment; and
•	continuing dewatering and rehabilitation programs at the Company's Madsen Project.

With the continued support of a strong gold price and expanding resources, Claude is well positioned to further execute its strategy of discovering, developing and producing gold in established politically safe Canadian mining and exploration districts.

Exploration Results

Claude advanced its exploration and development strategy during 2011. Exploration at the Seabee Gold Operation focused on drill testing of the newly discovered L62 Zone, drill testing at Neptune, Santoy Gap and near-mine targets as well as reconnaissance geochemical surveys in the Pine Lake area. At the Amisk Gold Project, exploration drilling continued to expand and confirm the National Instrument 43-101 open-pit resource estimate. At Madsen, the Company completed rehabilitation of the 16th level and Phase II of underground drilling of the 8 Zone commenced, with a two-rig 15,000 metre Phase II underground drilling program which ramped up early in the second quarter and continued throughout the year.

All exploration activities were carried out under the direction of Qualified Person, Brian Skanderbeg, P. Geo., Vice President Exploration.

Seabee Gold Operation

The Seabee Gold Operation includes 14,400 hectares and is comprised of four mineral leases and extensive surface infrastructure. During 2011, exploration efforts focused on drill testing of the newly discovered L62 Zone, the Santoy Gap, Neptune and near-mine targets as well as reconnaissance geochemical surveys in the Pine Lake area.

Claude Resources Inc.

2011 Annual Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 7

Figure 3: Seabee Property regional map showing significant gold deposits and occurrences.

L62 Zone

The L62 Zone is located approximately 200 metres from existing Seabee Underground infrastructure on multiple levels. Recent drilling was completed between September and December of 2011, with the results incorporated into an updated National Instrument 43-101 resource calculation announced in the first quarter of 2012 (please see Claude news release “Claude Resources Inc. Increases Inferred Resource Base 236 Percent at Seabee Gold Operation” dated March 14, 2012). Highlights of recent drilling of the L62 results include:

•	27.06 grams of gold per tonne over 4.83 metres true width (U11-382);
•	12.81 grams of gold per tonne over 6.70 metres true width (U11-649);
•	14.83 grams of gold per tonne over 5.19 metres true width (U11-650);
•	195.06 grams of gold per tonne over 2.29 metres true width (U11-651);
•	22.03 grams of gold per tonne over 4.41 metres true width (U11-661); and
•	24.16 grams of gold per tonne over 5.71 metres true width (U11-663).

Drilling intercepted economic grades and widths approximately 25 metres along strike and 125 metres up-dip from previous high grade intercepts. The L62 Zone is now interpreted to have an estimated strike length of up to 85 metres and a dip length of 400 metres. Drilling immediately down plunge encountered sporadic economic grades, with the geological structure considered open in all directions.

Table 2: Highlights of L62 Discovery
HOLE #	MIDPOINT COORDINATES			Au GRADE g/T (uncut)	TRUE WIDTH (m)
	NORTH	EAST	ELEV

U11-345	937	1086	-555	6.13	4.8
U11-347	935	1080	-538	4.11	3.3
U11-348	936	1083	-493	4.31	2.5

Claude Resources Inc.

2011 Annual Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 8

Table 2: Highlights of L62 Discovery
HOLE #	MIDPOINT COORDINATES			Au GRADE g/T (uncut)	TRUE WIDTH (m)
	NORTH	EAST	ELEV

U11-349	951	1055	-513	8.81	4.9
U11-350	949	1057	-559	5.33	4.8
U11-351	913	1111	-514	0.09	4.6
U11-352	918	1118	-549	0.14	4.8
U11-629	942	1057	-399	39.75	10.0
including				528.10	0.7
U11-630	929	1080	-403	0.34	3.9
U11-631	928	1082	-423	0.46	4.2
U11-632	932	1091	-476	1.78	5.3
U11-642	973.7	1020.2	-326.1	5.59	4.0
U11-649	955.0	1032.2	-356.4	12.81	6.7
U11-650	954.6	1030.8	-330.2	14.83	5.2
U11-651	953.0	1025.7	-306.1	195.06	2.3
including				567.34	0.8
U11-652	940.2	1051.5	-350.6	18.52	3.7
U11-654	939.3	1055.3	-373.1	30.35	2.4
U11-655	947.1	1066.6	-437.2	15.39	2.7
U11-657	946.5	1065.6	-528.9	10.49	5.5
including				108.13	0.5
U11-660	919.7	1109.9	-415.1	4.66	4.5
U11-661	923.3	1109.6	-446.0	22.03	4.4
including				100.40	0.9
U11-663	964.1	1044.1	-446.2	24.16	5.7
including				96.13	0.9
U11-665	959.9	1041.4	-509.1	5.60	1.8
U11-666	972.0	1028.8	-428.3	5.88	4.7
U11-364	941.5	1064.8	-667.2	10.96	1.9
U11-380	953.8	1041.8	-230.0	7.47	1.6
U11-382	938.8	1060.6	-360.3	27.06	4.8
Note: Intervals noted are true width, have been composited across the entire structure and are uncut. Composites presented herein meet a minimum 10 gram-metre product and 3 g/T gold. Locations referenced are midpoint of the composite.

Since discovery during the second quarter of 2011, the L62 Zone has been the focus of an aggressive exploration program and has grown rapidly. The Company commenced underground development towards the L62 Zone in October and looks forward to incorporating the L62 Zone into Seabee’s production profile in the second half of 2012. The high grade results from the L62 Zone had a material impact on the Seabee Mine’s Mineral Reserves and Mineral Resources and augment its production outlook in the coming years.

Claude Resources Inc.

2011 Annual Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 9

Figure 4: Seabee Mine Composite Longitudinal Section (L62 Zone Discovery)

Santoy Region

The Santoy Region is located approximately 14 kilometres east of the Seabee Gold Operation’s central Milling Facility and is accessed via an all-weather road. Gold mineralization is hosted in siliceous, shear structures with sulfide-chlorite-quartz veins and in silicified granitoid sills. The mineralized lenses dip moderately to steeply eastward and are interpreted to be amenable to bulk mining techniques. Gold mineralization of the Santoy 8 ore lens occurs over a strike length of 600 metres, a depth of 400 metres and remains open along strike and down plunge to the north. The Santoy 8E ore lens has been intercepted over a strike length of 200 metres, depth of 250 metres and remains open along strike and down plunge to the north. The true thickness of the Santoy 8 deposits varies from 1.5 metres to 15 metres. Underground infill and exploration drilling continues to confirm and expand the Santoy 8 system.

The Santoy Gap target is located 300 to 900 metres north of underground infrastructure, immediately on strike and adjacent to the Santoy 8 Mine. The Santoy Gap program was designed to test the Santoy shear system between the Santoy 7 and Santoy 8 Deposits and follow up on results of up to 17.33 grams of gold per tonne over 4.0 metres returned in 2010 (please see Claude news release “Claude Resources Inc. Continues to Outline Gold Mineralization at Santoy Region” dated March 21, 2011). During 2011, 33,000 metres of drilling was completed in 82 holes. Drilling has intercepted multiple high-grade intervals, significantly expanding the strike length and width of the mineralized system and has expanded the Santoy Gap and Santoy 8 system to in excess of 1.8 kilometres long. Significant assays from the 2011 program are highlighted below in Table 3.

Claude Resources Inc.

2011 Annual Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 10

Table 3: Highlights from 2011 Santoy Gap Drilling
Hole ID	Easting	Northing	From (m)	To (m)	Au Grade (g/t)	Width (m)

JOY-11-565*	599043	6170888	396.22	397.68	27.65	1.46
JOY-11-588	599021	6170706	222.16	231.94	35.00	9.78
		Incl	231.44	231.94	533.00	0.50
JOY-11-589	599237	6170826	468.66	470.63	46.44	1.97
JOY-11-594	598995	6170771	289.42	291.70	14.75	2.28
		And	301.17	305.21	16.14	4.04
JOY-11-600	598968	6170808	290.36	291.77	56.23	1.41
JOY-11-606	599247	6170665	395.33	403.13	12.95	7.80
		Incl	397.08	400.14	23.44	3.06
JOY-11-611	599292	6170777	455.13	458.95	9.74	3.82
		Incl	456.67	457.81	23.24	1.14
JOY-11-535	599349	6170487	310.57	316.00	10.30	5.43
JOY-11-549	599178	6170745	330.38	336.62	6.73	6.24
JOY-11-551	599205	6170769	405.77	408.59	22.06	2.82
JOY-11-554	599146	6170803	413.20	415.44	41.94	2.24
JOY-11-555	599146	6170803	377.40	397.65	12.79	20.25
		Incl	377.40	378.40	144.00	1.00
JOY-11-556	599146	6170803	323.00	343.48	19.10	20.48
		Incl	331.00	331.59	524.00	0.59
JOY-11-580	599097	6170891	364.06	365.78	36.51	1.72
Note: * Partial result, certain assays within zone are pending. Composites calculated at 3.0 g/t cut-off and may include internal dilution. True width is interpreted to range from 70 to 95 percent drilled width..

The Santoy Gap drill program has expanded the gold-bearing structure to a strike length of over 600 metres, to depths in excess of 600 metres and has expanded the Company's National Instrument 43-101 resource base at the Seabee Project.

Based on the encouraging results from Santoy Gap, the Company has approved the 2012 Seabee exploration program to include 70,000 metres from surface, focusing largely on the Santoy Gap. The three to four rig program will focus on aggressively exploring the Santoy Gap target and its relationship to the Santoy 8 ore body to depths in excess of 750 metres.

Figure 5: Santoy Region Composite Longitudinal Section.

Claude Resources Inc.

2011 Annual Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 11

Neptune

The Neptune target is approximately six kilometres north of the Seabee Minesite. Exploration in this area is focused on the Pigeon Lake region utilizing geological, geochemical and geophysical surveys and historical drill data. The gold-in-soil anomaly exists along three sub-parallel trends spanning a width of at least 200 metres. Peak soil values of 111 parts per billion were obtained from minus 80 mesh soil samples obtained over and adjacent to outcropping mineralization. Prospector channel and grab samples from outcropping quartz vein-hosted mineralization returned values of up to 18.23 grams per tonne (please see Claude news release “Claude Resources Inc. Drills 13.6 Grams of Gold per Tonne Over 3.0 Metres at Neptune Target” dated March 23, 2011).

Figure 6: Neptune target showing significant gold intercepts and soil anomaly.

Initial drilling revealed high gold grades associated with sheeted quartz veins within several prospective zones of alteration and veining hosted within both arenite and basalt-derived, biotite-chlorite schist. The 2011 drill program confirmed the gold-bearing structure over a strike length of 1,200 metres to depths in excess of 250 metres and intersected high-grade gold within multiple structures with assay results of up to 84.66 grams of gold per tonne across 3.20 metres. Results from the 2011 winter drill program are presented in Table 4 below.

Table 4: Neptune Target Drill Results from 2011 Winter Drill Program
Hole ID	Easting	Northing	Az/dip	From (m)	Grade (g/t)	Width (m)	Visible Gold

NEP-11-003	587984	6177748	130/-45	60.00	3.78	1.00	YES
		And		112.00	Anomalous	2.90	YES
		And		124.00	Anomalous	1.00	YES
NEP-11-004	587950	6177671	130/-45	108.81	4.37	0.81

Claude Resources Inc.

2011 Annual Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 12

Table 4: Neptune Target Drill Results from 2011 Winter Drill Program
Hole ID	Easting	Northing	Az/dip	From (m)	Grade (g/t)	Width (m)	Visible Gold

NEP-11-005	587938	6177652	130/-45	114.00	Anomalous	4.00
NEP-11-006	587865	6177584	130/-45	90.39	Anomalous	0.61	YES
NEP-11-007	587963	6177692	130/-45	4.05	Anomalous	2.95	YES
		And		48.30	10.65	0.50	YES
		And		84.80	84.66	3.20	YES
		Incl.		84.80	218.00	1.20	YES
		And		111.11	24.70	0.82	YES
NEP-11-008	588016	6177912	130/-45	159.00	8.38	1.00	YES
NEP-11-009	588113	6178080	130/-45	290.65	Anomalous	2.35
NEP-11-010	587933	6177839	130/-45	181.00	3.01	0.89	YES
NEP-11-011	587812	6177841	130/-58	308.82	Anomalous	2.00	YES
NEP-11-012	588067	6177801	130/-45	39.94	5.82	3.06	YES
NEP-11-013	588131	6177878	130/-45		NSI
NEP-11-014	587374	6177159	130/-45	419.91	Anomalous	1.00	YES
NEP-11-015	587722	6177373	130/-45		NSI
Note: Intercepts calculated using a 3 g/t Au cut-off, Anomalous (0.1-3 g/t Au), No Significant Intercepts (“NSI”)

To date, the Neptune target has only been tested on widely spaced centres, the limits of which are yet to be determined. These results demonstrate the potential for significant new discoveries and resource definition at the Seabee Operation. At Neptune, exploration efforts in 2011 included the completion of a 28 hole, 9,550 metre drill program designed to test the 1.8 kilometre strike length of the soil anomaly to vertical depths of up to 250 metres. Based on these encouraging results from Neptune, Claude anticipates further drilling in the first and second quarters of 2012.

Amisk Gold Project

The Amisk Gold Project (Figure 7) is located in the Flin Flon-Snow Lake Greenstone Belt. The project is host to the Amisk Gold Deposit, the past-producing Monarch Mine as well as a large number of gold occurrences and prospects. Extensive historic exploration from 1983 through 1998, including significant surface and underground drilling and bulk sampling, was completed by Saskatchewan Mining Development Corporation, Hudson Bay Mining and Smelting, Husky Oil and Claude. The property remained largely dormant from 1998 through 2009.

Subsequent to its acquisition of St. Eugene, Claude now owns 100 percent of the 23,450 hectare project.

Claude Resources Inc.

2011 Annual Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 13

Figure 7: Amisk Gold Project

Results from a summer historic core sampling program and 2011 drilling expanded the mineralized system and confirmed grade continuity of the resource model. Gold and silver mineralization is associated with a sequence of quartz porphyritic, rhyolitic lapilli tuffs and flows hosting disseminations and stringers of pyrite, sphalerite, galena, tetrahedrite and chalcopyrite. Drilling has intercepted the mineralized system over a strike length of 1,200 metres, width of 400 metres and depths of in excess of 600 metres. The system remains open to the southwest, southeast, northwest and at depth.

Figure 8: Cross Section A-A’ of the Amisk Gold Property

On February 17, 2011, Claude completed a National Instrument 43-101 compliant resource calculation which included results of all drilling to date, inclusive of historic core. The independent mineral resource statement was released in the first quarter of 2011 and outlined an Indicated Resource of 921,000 ounces of 0.95 grams of gold equivalent (“Au Eq”) per tonne and an Inferred Resource of 645,000 ounces at 0.70 grams of Au Eq per tonne.

Claude Resources Inc.

2011 Annual Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 14

Table 5: Amisk Gold Project Consolidated Mineral Resource Statement*(100 Percent)
Resource Class	Quantity	Grade (g/tonne)			Contained Ounces (000’s)
	(000’s tonnes)	Au	Ag	Au Eq	Au	Ag	Au Eq

Indicated	30,150	0.85	6.17	0.95	827	5,978	921
Inferred	28,653	0.64	4.01	0.70	589	3,692	645

* Reported at a cut-off of 0.40 grams of gold equivalent (Au Eq) per tonne using a price of U.S. $1,100 per ounce of gold and U.S. $16 per ounce of silver inside a conceptual pit shell optimized using metallurgical and process recovery of 87 percent, overall ore mining and processing costs of U.S. $15 per tonne and overall pit slope of 50 degrees.  All figures are rounded to reflect the relative accuracy of the estimates.  Mineral resources are not mineral reserves and do not have demonstrated economic viability.

During the third quarter of 2011, the Company reported positive metallurgical testwork results at the Amisk Gold Project. Initial metallurgical testing indicates that gold and silver mineralization is amenable to conventional cyanide leaching. Results from testing on three composite samples from the Amisk Gold Deposit have returned an average of 89.4 percent recovery for gold, ranging from 85.2 percent to 91.7 percent and an average of 80.8 percent recovery for silver, ranging from 66.4 percent to 92.8 percent. Detailed results are presented in the table below.

Table 6: Metallurgical Testwork Results, Amisk Gold Project
Grade			Recovery (Cyanidation)		Size Fraction
Composite ID	Au (g/T)	Ag (g/T)	Au (%)	Ag (%)	P 80 (um)*
Low Grade	0.50	7.4	89.8	70.9	72
Medium Grade	0.85	9.2	85.2	88.9	146
Medium Grade	0.85	9.2	89.1	84.8	117
Medium Grade	0.85	9.2	91.0	92.8	72
High Grade	1.68	8.4	91.7	66.4	92
* Denotes size fraction of grind that 80 percent of material passed.

Based on the Metallurgical testwork work completed thus far, it is recommended that Amisk ore should be treated by conventional SAG and ball mill grinding to achieve a final grind not finer than 80 percent passing 75 microns. Further economic studies and tests need to be done to optimize the grind required. It is suggested that this optimized grind will lie between 72 and 117 microns. The correct process to recover gold and silver is direct whole ore cyanidation with carbon-in-pulp technology used to recover the leached gold and silver values. Reagent consumption in cyanidation was reasonable. Approximately 1 kilogram per tonne of NaCN (sodium cyanide) and 0.5 kilogram per tonne of lime will be required. Further cyanidation test work was recommended to identify optimum operating conditions.

The initial metallurgical and grinding mill engineering tests were conducted on 215 kg collected from half split core. Representative core intervals from eight drill holes were combined to create low, medium and high grade composites that assayed 0.50, 0.85 and 1.68 grams of gold per tonne and 7.4, 9.2 and 8.4 grams of silver per tonne. This mineralization is representative of the Amisk Gold Deposit and consists of trace to 10 percent disseminated pyrite and stringers with minor sphalerite, chalcopyrite, galena and tetrahedrite hosted in a sericitized quartz porphyry.

During 2011, a 20 hole, 6,480 metre drill program was completed on the Amisk Gold Project. This program focused specifically on testing the limits of the mineralized footprint north of the current pit outline, targeting depth extension below the pit bottom and infill drilling to evaluate potential upgrade of categories in the resource estimate completed by SRK Consulting (Canada) Inc. Twenty drill holes successfully confirmed continuity of gold mineralization within the northern and eastern portion of the deposit as well as demonstrated the potential for expansion to the east and southeast.

Claude Resources Inc.

2011 Annual Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 15

Table 7: 2011 summer and fall drill results from the Amisk Gold Project.
Hole	Easting	Northing	Az/Dip	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)

AL-11-300	676827	6066224	80/-45	50.00	59.00	9.00	1.50	9.2
and				188.00	244.50	56.50	0.58	3.5
AL-11-301	676875	6066233	80/-45	150.00	171.00	21.00	1.15	6.7
and				205.00	229.61	24.61	1.88	12.4
AL-11-302	676910	6066380	80/-45	96.00	104.51	8.51	1.14	4.5
AL-11-303	676910	6066380	283/-45	18.00	44.00	26.00	1.02	4.3
AL-11-304	676910	6066380	0/-90	93.41	131.00	37.59	0.55	2.8
AL-11-305	676900	6066330	80/-45	175.47	183.50	8.03	1.16	6.2
AL-11-306	676885	6066283	80/-45	40.25	130.00	89.75	0.51	2.5
AL-11-307	676921	6066430	80/-45	NSI
AL-11-308	676921	6066430	285/-45	NSI
AL-11-309	676900	6066480	283/-45	18.92	19.92	1.00	5.31	13.1
AL-11-310	676900	6066480	0/-90	NSI
AL-11-311	676900	6066480	283/-60	NSI
AL-11-312	676877	6066141	70/-45	69.50	96.00	26.50	0.44	1.5
and				108.00	132.00	24.00	0.51	0.9
and				191.15	220.00	28.85	0.67	2.8
AL-11-313	676838	6066035	105/-45	37.85	54.00	16.15	1.02	7.4
and				125.00	147.00	22.00	0.54	7.6
and				185.00	204.50	19.50	0.65	2.3
and				239.47	276.00	36.53	0.61	2.9
AL-11-314	676835	6066052	90/-45	141.00	164.00	23.00	0.76	2.8

Note: Intervals noted are intercepted width not true width, have been calculated using a 0.3 g/tonne cut-off and are uncut. True width is variable between 80 and 100 percent of drilled width. They may include internal dilution intervals of up to 6 metres. No significant Intercepts (“NSI”).

Mineralization intercepted in the drilling is consistent with the current resource model and is associated with a sequence of quartz porphyritic, rhyolitic lapilli tuffs and basaltic tuffs hosting disseminations and stringers of pyrite, sphalerite, galena, tetrahedrite and chalcopyrite. The remaining holes are presented in Table 8 below. The program tested from surface to in excess of 700 metres depth and was designed to expand the limits of the Amisk Gold deposit as well as infill within the northern and eastern portion of the deposit.

Highlights of the drilling include: 6.24 grams of gold per tonne and 23.5 grams of silver per tonne over 12.00 metres and 3.39 percent zinc and 0.91 percent lead over 1.81 metres in hole AL-11-318, and 1.95 grams of gold per tonne and 14.9 grams of silver per tonne over 18.95 metres in AL-11-319. Mineralization intercepted in the drilling is consistent with the current resource model and is associated with a sequence of quartz porphyritic, rhyolitic lapilli tuffs and basaltic tuffs and argillite hosting disseminations, stringers and semi-massive intervals of pyrite, sphalerite, galena, tetrahedrite, pyrrhotite and chalcopyrite.

Drill hole AL-11-319 confirmed continuity of gold mineralization within the southeastern portion of the deposit as well as demonstrated the potential for expansion to the east and southeast. Four holes were completed evaluating the continuity of the system to depths in excess of 700 metres.

Claude Resources Inc.

2011 Annual Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 16

Table 8: 2011 Amisk Gold Project Fall Drill Results
Hole	Easting	Northing	Az/Dip	From (m)	Length (m)	Au (g/t)	Ag (g/t)	Zn (%)	Pb (%)

AL-11-315	676999	6066416	184/-62	87.94	12.22	1.32	6.7	-	-
Incl				95.08	1.92	5.42	30.8	-	-
AL-11-316	676868	6066443	177/-58	92.00	37.00	0.49	2.2	-	-
AL-11-317	676769	6066515	178/-58	256.00	16.50	1.37	5.7	-	-
incl				257.00	3.00	5.28	22.4	-	-
AL-11-318	676444	6066436	166/-66	69.00	1.81	0.17	11.5	3.39	0.91
and				311.00	12.00	6.24	23.5	-	-
incl				313.85	1.15	62.00	224	-	-
and				643.5	71.74	0.6	4.0	-	-
incl				699.5	14.00	1.64	11.8	-	-
and				728.00	37.00	0.61	2.2	-	-
incl				763.00	2.00	5.71	22.0	-	-
and				809.39	10.61	1.65	2.6	-	-
incl				809.39	2.21	6.06	8.5	-	-
AL-11-319	676744	6065948	97/-47	53.00	32.00	0.98	7.1	-	-
incl				68.00	1.00	8.95	39.7	-	-
and				159.5	29.00	0.59	5.6	-	-
and				206.5	21.00	1.28	8.5	-	-
incl				223.00	1.50	11.3	45.3	-	-
and				339.00	18.95	1.95	14.9	-	-
incl				348.00	3.01	7.38	57.7	-	-
AL-11-320	676709	6065787	105/-47		NSI			-	-

Note: Intervals noted are intercepted width not true width, have been calculated using a 0.3 g/tonne cut-off and are uncut. True width is variable between 60 and 100 percent of drilled width. They may include internal dilution intervals of up to 10 metres. No Significant Intercepts (“NSI”).

The 2011 Amisk drill program confirmed mineralization within the current resource model and to depths of 700 metres. In addition to focusing on growth of the gold and silver resource base, the presence of significant grades of zinc and lead in the hangingwall will be evaluated during 2012.

Looking forward at Amisk, exploration will focus on expansion of the open pit resource, completion of preliminary economic studies and further evaluation of the underground potential.

Madsen Project

The Madsen Project comprises over 10,000 acres (4,000 hectares) and, having produced in excess of 2.4 million ounces, is the third largest gold producer in the Red Lake camp in Ontario, Canada. Infrastructure includes a fully functional 500 ton per day mill, a 4,125 foot deep shaft and permitted tailings facility.

Initiated from the 10th level in December of 2008, the Phase I underground program included testing of the plunge extension of the 8 Zone as well as conceptual targets along the 8 Zone shear system. Results from Phase I deep drilling of the 8 Zone Trend demonstrated down plunge continuity to 450 feet below the 27th level with multiple holes returning strong visible gold associated with intensely silicified, biotite-altered basalt. See Table 9 for highlights of Phase I of the 8 Zone drill program. Step-out drilling to the east and west confirmed the development of favorable 8 Zone structure and stratigraphy. The system remains open down plunge and along strike to the east and west.

Claude Resources Inc.

2011 Annual Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 17

Table 9: Highlights from Phase I of the 8 Zone drill program at the Madsen Mine, Ontario.
Hole ID	From (m)	To (m)	Au (g/t)	Length (m)	Au (oz/ton)	Length (ft)	Visible Gold Noted

MUG-08-01	883.00	883.75	127.12	0.75	3.71	2.46	✓
MUG-09-02b	891.25	891.70	21.52	0.45	0.63	1.48	✓
MUG-09-03 (incl)	915.40	917.89	33.39 58.18	2.49 1.25	0.97 1.70	8.17 4.10	✓ ✓
MUG-09-04 (incl)	909.55	917.45	25.77 141.80	7.90 0.95	0.75 4.14	25.92 3.12	✓ ✓
MUG-09-05 (incl)	943.51	946.90	24.30 62.09	3.39 1.22	0.71 1.81	11.45 4.00	✓ ✓

Figure 9: Madsen Mine Cross Section

During 2010, SRK finalized an independent National Instrument 43-101 mineral resource evaluation for the Madsen Mine. This mineral resource evaluation was based on historical exploration and mining data, Phase I underground drilling results up to September 27, 2009 and geological and resource modeling. The resource evaluation was undertaken on the four separate zones, Austin, South Austin, McVeigh and 8 Zone that comprise the Madsen Gold Mine. The National Instrument 43-101 Technical Report was filed on January 20, 2010.

Claude Resources Inc.

2011 Annual Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 18

Table 10: Consolidated Mineral Resource Statement (1) for the Madsen Mine, Ontario
Resource Class	Zone		Tonnes	Grade (g/tonne)	Grade (oz/ton)	Contained Gold (oz)

Indicated	Austin		1,677,000	7.92	0.23	427,000
	South Austin		850,000	9.32	0.27	254,000
	McVeigh		374,000	9.59	0.28	115,000
	8 Zone		335,000	12.21	0.36	132,000
		Total	3,236,000	8.93	0.26	928,000
Inferred	Austin		108,000	6.30	0.18	22,000
	South Austin		259,000	8.45	0.25	70,000
	McVeigh		104,000	6.11	0.18	20,000
	8 Zone		317,000	18.14	0.53	185,000
		Total	788,000	11.74	0.34	297,000

(1) Mineral resources are not mineral reserves and do not have demonstrated economic viability. All figures have been rounded to reflect the relative accuracy of the estimates. Reported at a cut-off grade of 5.0 g/t gold based on U.S. $1,000 per troy ounce of gold and gold metallurgical recoveries of 94 percent.

Figure 10: Madsen Property Overview

In the second quarter of 2011, rehabilitation of the 16th level was completed and the second drill chamber to support Phase II drilling was completed. The 8 Zone Trend hosts the past-producing 8 Zone and is highly prospective for future high grade discoveries. The 16th level provides the ideal drill platform to explore both at depth as well as the strike potential of this 8 Zone Trend.

Claude Resources Inc.

2011 Annual Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 19

During 2011, Phase II underground drilling completed 14,800 metres and 9 holes, targeting the 8 zone plunge and strike continuity as well as sub-parallel footwall structures. Drill holes targeting the plunge continuity of the 8 Zone include MUG-11-12, 14 (14b) and 16. Drill hole 14b and drill hole 16, the deepest hole ever completed on the Madsen property, intercepted silicified and visible gold-bearing, basalt and returned 8.06 grams of gold per tonne over 2.02 metres and 5.69 grams of gold per tonne over 2.14 metres, respectively. These intercepts extend the 8 Zone system 250 metres down plunge from previous drilling to approximately 1,600 metres below surface. The system continues to remain open down plunge and will be the target of future drilling.

Drill holes targeting the strike continuity of the 8 Zone include MUG-11-10, 11, 13, 15, 17 and 19. Drill hole 13 and drill hole 17 intercepted silicified, biotite-altered basalt and returned 15.70 grams of gold per tonne over 2.00 metres and 53.70 grams of gold per tonne over 0.70 metres, approximately 950 metres below surface. These intercepts are in the hanging-wall of the 8 Zone system and interpreted to correlate with and be an extension of the McVeigh Tuff, located approximately 650 metres up-dip. The McVeigh Tuff hosts a current Indicated Resource of 115,000 ounces at 9.59 grams of gold per tonne and has seen very limited drill testing below 350 metres. In addition to the McVeigh mineralization, the 8 Zone structure is developed in all holes completed along strike and is characterized by anomalous gold associated with biotite-altered, variably silicified basaltic and ultramafic lithologies.

Table 11: Highlights from Phase II of the Madsen Underground 8 Zone Drill Program
Hole ID	Width (m)	Au (g/t)	Elevation *	Zone

MUG-11-13	2.00	15.70	927	McVeigh
MUG-11-14	2.00	6.27	1,051	McVeigh
MUG-11-14b	2.02	8.06	1,543	8 Zone
MUG-11-16	2.14	5.69	1,595	8 Zone FW
MUG-11-17	0.70	53.70	927	McVeigh
and	2.00	5.64	1,079	McVeigh

*	Elevation presented as metres below surface. Composites calculated using a 3 grams per tonne Au cut-off grade. Reported width is drilled length and interpreted to represent 75 - 85 percent of true width. Note, hole MUG-11-14 was lost with hole MUG-11-14b wedged off and completed.

Figure 11: Madsen Longitudinal Section

These latest results provide encouragement for the Company’s 2012 program and continue to demonstrate that the 8 Zone is a high grade gold system that has strong vertical continuity and remains open at depth and along strike to the northeast. Furthermore, the discovery of economic grades and widths hosted within the depth continuity of the McVeigh Tuff opens up significant exploration potential.

Claude Resources Inc.

2011 Annual Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 20

Quality Assurance and Quality Control Procedures

Rigorous quality assurance and quality control procedures have been implemented including the use of blanks, standards and duplicates. Geochemical analyses were submitted to ALS Chemex in Vancouver, British Columbia and or the Seabee minesite lab. The former laboratory is ISO approved. Core samples were analyzed by a 30 gram gold fire assay with an atomic absorption and gravimetric and or screen fire finish.

2011 Mining Operations Results

Seabee Gold Operation

During 2011, mining operations at the Seabee Gold Operation produced feedstock from the Seabee Mine and from the Santoy 8 Mine, which achieved commercial production during the first quarter of 2011. Additional details are provided in Table 12 below.

Table 12: Seabee Gold Operation Gold Production Results (2011 versus 2010)
	Q1	Q2	Q3	Q4	Total	Seabee Deep	Santoy 7	Santoy 8
Tonnes Milled – 2011	50,501	65,502	66,722	74,456	257,181	160,811	-	96,370
Tonnes Milled – 2010 (1)	38,490	46,071	62,242	57,155	203,958	181,935	966	21,057
Grade - 2011 (grams of gold per tonne)	6.20	6.26	5.51	4.97	5.68	6.39	-	4.50
Grade - 2010 (grams of gold per tonne)	7.79	8.44	6.76	7.54	7.55	7.75	21.86	5.21
Milled Ounces – 2011	10,064	13,173	11,826	11,903	46,966	33,014	-	13,952
Milled Ounces – 2010 (1)	9,637	12,494	13,536	13,852	49,519	45,315	679	3,525
Gold Recovery % - 2011	94.78%	95.83%	95.76%	94.68%	95.29%	95.25%	-	95.39%
Gold Recovery % - 2010	95.69%	95.26%	95.53%	95.40%	95.46%	95.44%	95.70%	95.61%
Ounces Sold – 2011	9,461	12,418	10,898	11,855	44,632	31,270	-	13,362
Ounces Sold – 2010 (2)	8,890	12,188	12,081	10,844	44,003	43,002	1,001	-
Ounces Produced – 2011	9,539	12,624	11,324	11,269	44,756	31,448	-	13,308
Ounces Produced – 2010 (1)	9,221	11,902	12,931	13,216	47,270	43,250	650	3,370

(1) 2010 statistics include pre-production ounces produced and tonnes milled from Santoy 8.

(2) 2010 statistics exclude ounces sold from Santoy 8 as that project had not yet achieved commercial production.

For the year ended December 31, 2011, Claude milled 257,181 tonnes at a grade of 5.68 grams of gold per tonne (2010 – 203,958 tonnes at 7.55 grams of gold per tonne). Gold sales volume for the year ending December 31, 2011 increased one percent to 44,632 ounces from 44,003 during the year ended December 31, 2010. For the year ended December 31, 2011, produced ounces were 44,756 (December 31, 2010 – 47,270), down five percent year over year. Mill recoveries were relatively unchanged year over year. These results are attributable to increased throughput from the lower grade Santoy 8 ore body due to development constraints at Seabee Deep.

Table 13: Seabee Gold Operation Annual Production and Costs Statistics
	Dec 31	Dec 31
	2011	2010

Tonnes Milled (1)	257,181	203,958
Head Grade (grams per tonne)	5.68	7.55
Recovery (%)	95.3%	95.5%
Gold Produced (ounces) (1)	44,756	47,270
Gold Sold (ounces) (2)	44,632	44,003
Production Costs (CDN$ million)	$40.5	$31.2
Cash Cost per Ounce (CDN$/oz) (3)	$908	$709
Cash Cost per Ounce (US$/oz) (3)	$918	$688

(1) 2010 statistics include pre-production ounces produced and tonnes milled from Santoy 8.

(2) 2010 statistics exclude ounces sold from Santoy 8 as that project had not yet achieved commercial production.

(3) For an explanation of non-IFRS performance measures, refer to the “Non-IFRS Performance Measures” section of this MD&A.

Claude Resources Inc.

2011 Annual Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 21

During 2011, Claude completed over 60,000 metres of underground drilling to sustain Mineral Reserves at the Seabee Gold Mine. At L62, the series of intercepts with above average true widths and economic gold grades represent a near term opportunity to improve operating margins at the Seabee Operation during 2012 and beyond due to their proximity to existing underground infrastructure. A thorough review of the Company’s historical geological database and models is ongoing and has generated new targets that can be accessed economically within the present mine infrastructure.

Claude also views the Santoy 8 Project as a key driver in the expansion of the Seabee Gold Operation and in lowering unit operating costs and increasing production over the life of mine plan. Forecast production from the Santoy 8 Mine is expected to gradually increase to 500 tonnes per day by 2013. With the Santoy 8 Project achieving commercial production during 2011 and the addition of resource ounces from Santoy Gap in the Company’s National Instrument 43-101 resource estimate, the Company is continuing to demonstrate its capacity to effectively grow the Seabee Gold Operation from discovery, to development and then to production. During 2012 and beyond, Claude is well positioned to execute on the expansion of its production profile and lowering unit costs over the next several years by maximizing gold output from the near surface Santoy 8 deposit as well as increasing margins at the Seabee Mine via a shaft extension project.

Figure 12: Seabee Gold Operation Annual Production and 2012 Forecast Production

Notes:

(1)	2009 production includes ounces produced and tonnes milled from the Porky Lake bulk sample; and
(2)	2010 production includes ounces produced and tonnes milled from the Santoy 8 Project.

At December 31, 2011, proven and probable reserves in the Seabee Gold Operation were 2,059,000 tonnes, grading 5.37 grams per tonne or 355,600 ounces of gold. Compared to December 31, 2010, this represents a five percent increase in reserve tonnage and one percent increase in reserve ounces. This modest increase is attributable to L62 resource growth into the probable reserve classification offset by production activities.

Claude Resources Inc.

2011 Annual Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 22

The Company’s mineral resources at its Seabee Gold Operation included Measured and Indicated Mineral Resources of 70,600 ounces and Inferred Mineral Resources totalling 873,400 ounces. Compared to December 31, 2010, this represents a 206 percent increase in contained gold within the Company’s mineral resources which is mainly attributable to inferred growth relating to further drilling and discovery at Seabee, Santoy Gap and Santoy 8.

Table 14: Seabee Gold Operation Mineral Reserves and Mineral Resources
Proven and Probable Reserves
Projects	December 31, 2011			December 31, 2010
	Tonnes	Grade (g/t)	Ozs	Tonnes	Grade (g/t)	Ozs
Seabee	1,062,900	6.58	224,900	887,100	6.69	190,800
Santoy 8	997,100	4.08	130,600	1,079,900	4.66	161,900
Totals	2,059,900	5.37	355,600	1,967,100	5.58	352,600
Measured and Indicated Mineral Resources
Projects	Tonnes	Grade (g/t)	Ozs	Tonnes	Grade (g/t)	Ozs
Seabee	127,400	4.65	19,000	-	-	-
Santoy 8	12,600	5.04	2,000	-	-	-
Porky Main	160,000	7.50	38,600	160,000	7.50	38,600
Porky West	111,000	3.10	11,000	111,000	3.10	11,000
Totals	410,900	5.35	70,600	271,000	5.70	49,600
Inferred Mineral Resources
Projects	Tonnes	Grade (g/t)	Ozs	Tonnes	Grade (g/t)	Ozs
Santoy Gap	2,321,000	6.63	495,000	-	-	-
Seabee	813,900	6.83	178,800	705,500	6.33	143,600
Santoy 8	850,000	5.46	149,300	384,800	5.35	66,200
Porky Main	70,000	10.43	23,500	70,000	10.43	23,500
Porky West	138,300	6.03	26,800	138,300	6.03	26,800
Totals	4,193,200	6.48	873,400	1,298,600	6.23	260,100

For the above table of reserves, the following mining and economic factors have been applied:

•	Mineral reserves and mineral resources were estimated by Claude personnel and audited by SRK Consulting (Canada) Inc. in 2011.
•	Mineral reserves and mineral resources estimates have been completed in accordance with CIM Standards and are reported in accordance with Canadian Securities Administrators’ National Instrument 43-101. Mineral resources are exclusive of mineral reserves.
•	Seabee reserves and resources are estimated at a cut-off grade of 4.57 grams of gold per tonne and Santoy 8 and Santoy Gap reserves and resources are estimated at a cut-off grade of 3.0 grams of gold per tonne.
•	Cut-off grades were calculated using a two year trailing price of Can. $1,400 per ounce of gold, a U.S./CDN$ exchange rate of 1:1 and overall ore mining and processing costs based on actual historical operating costs.
•	All figures are rounded to reflect the relative accuracy of the estimates. Totals may not represent the sum of the parts due to rounding.
•	Mineral resources are not mineral reserves and do not have demonstrated economic viability.
•	L62 mineral reserves and mineral resources are included in the Seabee totals.

Claude is planning in excess of 56,000 metres of underground drilling to replace 2011 production and to replace Mineral Reserves and Mineral Resources at the Seabee Gold Mine.

The Mineral Reserves and Mineral Resources estimates are conducted under the direction of Qualified Persons Brian Skanderbeg, P.Geo., Vice President Exploration and Peter Longo, P.Eng., Manager Capital Projects.

Claude Resources Inc.

2011 Annual Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 23

Safety, Health and the Environment

Throughout 2011, the Company continued with its stated goal of “Mission Zero” in matters related to Safety, Health and the Environment. Claude has expanded its Safety, Training and Environmental Departments as well as retained leading external professionals to conduct regular external reviews of its work practices, workplaces and Management Systems.

As part of Claude’s commitment towards “Zero Injury” and “Zero Environmental Exceedence”, the Company established operational objectives of reducing these incidents by 25 percent annually since 2008.

Management believes having success in these critical areas will place Claude in a position to be recognized as a leader in matters related to Safety, Health and the Environment.

Financial Results of Operations

On January 1, 2011, the Company adopted International Financial Reporting Standards (“IFRS”) for Canadian publicly accountable enterprises and its financial statements have been prepared using IFRS. Amounts relating to the year ended December 31, 2010 in this MD&A and the related financial statements have been revised using IFRS for comparative purposes. Amounts for periods prior to January 1, 2010 are presented in accordance with Canadian GAAP. All references to per share amounts pertain to diluted net earnings per share.

Financial

Highlights

Table 15: Highlights of Consolidated Financial Results
			Canadian	Percent
Thousands of CDN$	Dec 31	Dec 31	GAAP	Change
(except per share amounts)	2011	2010	2009	2010 to 2011

Revenue	$69,659	$55,998	$48,525	24
Profit (loss) from mining operations	17,710	13,452	(1,559)	32
Profit (loss) from continuing operations	9,454	8,829	(7,461)	7
Net profit (loss)	9,454	10,313	(6,257)	(8)
Earnings (loss) per share (basic and diluted)	0.06	0.08	(0.06)	(25)

Revenue

In the discussion below, gold revenues for the comparable figures in 2010 and 2009, net of expenditures, from projects not yet in commercial production have not been included in earnings; rather, these amounts have been offset against the carrying value of the assets.

Gold revenue from the Company’s Seabee Gold Operation for the year ended December 31, 2011 increased 24 percent to $69.7 million from $56.0 million reported for the year ended December 31, 2010.

Three-year trend

The increase in gold revenue in 2011 was attributable to a 23 percent improvement in Canadian dollar gold prices realized (2011 - $1,561 (U.S. $1,578); 2010 - $1,273 (U.S. $1,236); and 2009 $1,112 (U.S. $975)) offset by stable gold sales volume (2011 – 44,632 ounces; 2010 – 44,003 ounces; 2009 - 43,631).

Claude Resources Inc.

2011 Annual Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 24

Figure 13: Average Gold Price (London PM Fix – US$)

Net Profit

For the year ended December 31, 2011, the Company recorded net profit of $9.5 million, or $0.06 per share. This compares to a net profit of $10.3 million, or $0.08 per share, in 2010. This decrease was attributable to an increase in the price of gold year over year offset by derivative losses and increased production costs, general and administrative costs and a write-down of a non-core exploration property.

Three-year trend

The Company’s net profit trends with changes in revenue, which has been significantly impacted by the price of gold and offset by increasing production costs attributable to increasing labour and input costs.

Production Costs

For the year ended December 31, 2011, mine production costs of $40.5 million (2010 - $31.2 million) were 30 percent higher year over year. This increase was attributable to increased spending on consumable supplies and labour.

Total Canadian dollar cash cost per ounce of gold (1) for 2011 increased 28 percent to CDN $908 (U.S. $918) per ounce from CDN $709 (U.S. $688) during 2010. During 2011, cash operating cost per ounce was negatively impacted by the 14 day shut down during the first quarter of 2011, increased throughput from the lower grade Santoy 8 ore body and development constraints at Seabee Deep.

(1)	Denotes a non-IFRS performance measure. For an explanation of non-IFRS performance measures, refer to the “Non-IFRS Performance Measures” section in this MD&A.

Depreciation and Depletion

For the year ended December 31, 2011, depreciation and depletion was $11.4 million, relatively unchanged from the comparable period of 2010. This result is attributable to a large increase in the reserve base with Santoy 8 coming into commercial production in 2011 offset by an increase in tonnes milled year over year.

General and Administrative Expense

General and administrative expense in 2011 increased to $6.8 million, up 39 percent from the $4.9 million reported in 2010. This variance primarily relates to increased stock compensation expense resulting from a human resource initiative to grant additional stock options in order to improve recruitment and retention of front line supervisors.

Claude Resources Inc.

2011 Annual Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 25

Finance Expense

Finance expense includes interest, accretion expense and derivative losses. For the year ended December 31, 2011, Finance expense of $3.1 million was $1.5 million greater than the $1.6 million of Finance expense reported for the year ended December 31, 2010. This result was attributable to the Company settling certain out of the money derivative instruments during the third quarter of 2011.

Finance and Other Income

For the year ended December 31, 2011, finance and other income of $0.5 million was relatively unchanged year over year.

Write-down of Exploration Property

Write-down of exploration property of $0.9 million for the year ended December 31, 2011 related to the Company’s write-down of certain non-core assets. A similar write-down did not occur for the year ended December 31, 2010.

(Gain) on Sale of Exploration Property

Gain on sale of exploration property of $1.1 million related to the Company’s sale of its 46 percent minority interest in the Nokomis property to Auriga Gold. A similar transaction did not occur in the year ended December 31, 2010.

Deferred Income Tax Expense (Recovery)

During the 2010 year $3.1 million of other comprehensive income was recognized resulting in a deferred tax liability of $0.4 million.  Deferred tax assets were available to off-set this deferred tax liability and the deferred tax recovery was recorded through the income statement.

At December 31, 2011 it was determined that the company had sufficient support for the recognition of its deferred tax asset.  IFRS accounting requires that deferred tax recoveries or expense must follow the presentation of the items that gave rise to the deferred tax asset or liability.  As a result a net deferred tax expense of $0.4 million was recorded through income in the current year.

Profit from Discontinued Operation

During 2010, the Company sold its remaining oil and natural gas assets. As such, there were no results or cash flows from operations for the year ended December 31, 2011.

Liquidity and Financial Resources

The Company monitors its spending plans, repayment obligations and cash resources on a continuous basis with the objective of ensuring that there is sufficient capital within the Company to meet business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents and short-term investments. The Company’s typical cash requirement over the first and second quarters of each year is significant because of the Seabee Gold Operation’s winter ice road resupply, which includes restocking diesel, propane and other large consumables as well as the continued upgrading of the mining fleet and mine infrastructure.

The Company had cash and cash equivalents of $2.5 million and short-term investments of $33.2 million at December 31, 2011 (December 31, 2010 - $10.8 million, including $4.4 million of Restricted cash). The Company monitors its positions with, and the credit quality of, the financial institutions and government instruments in which it invests its excess cash and cash equivalents. Other than balances maintained in various bank operating accounts, the Company’s investment policy limits investments to government-backed financial instruments, bank certificates of deposit and bankers acceptances.

At December 31, 2011, the Company had working capital of $42.4 million (December 31, 2010 - $4.3 million). Included in the working capital calculation at December 31, 2011 are demand loans of $0.9 million; these loans have been classified as current liabilities due to their demand feature. Included in the working capital calculation at December 31, 2010 are demand loans of $2.5 million (due to their demand feature) and the Company’s debenture of $9.3 million (due to the Company’s offer to prepay outstanding debentures during the fourth quarter of 2010). The increase in working capital was attributable to: the closing of the equity issue in the second quarter, a decrease in demand loans attributable to the regular repayment of the loans and the reclassification of non-redeemed debentures from current to long-term loans and borrowings.

Table 16: Working Capital and Current Ratios
In thousands of CDN dollars			Canadian	Percent
	Dec 31	Dec 31	GAAP	Change
	2011	2010	2009	2010 to 2011

Current assets	52,004	23,285	45,258	123
Current liabilities	9,606	19,035	16,727	(50)
Working capital	42,398	4,250	19,035	898
Current ratio	5.4	1.2	2.7	350

EBITDA (1) for the year ended December 31, 2011 was $22.7 million (December 31, 2010 - $19.7 million).

(1)	Denotes a non-IFRS Performance Measure. For an explanation of non-IFRS performance measures, refer to the “Non-IFRS Performance Measures” section in this MD&A.

Investing

Mineral property expenditures during the year were $51.2 million, a $16.3 million increase from 2010. Expenditures during 2011 were comprised of Seabee Mine and Shaft development of $20.8 million, exploration costs (focusing on the Santoy Gap, Seabee North, Amisk and Madsen exploration projects) of $13.6 million and property, plant and equipment additions of $16.8 million. Property, plant and equipment additions include mining equipment, camp infrastructure and tailings management facility expansion.

Claude Resources Inc.

2011 Annual Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 26

Financing

Financing activities during 2011 included the issuance of 20,000,000 common shares of the Company at a price of $2.50 per share; in addition, the underwriters of the offering exercised their overallotment option in respect of an additional 3,000,000 common shares at a price of $2.50 per common share. The aggregate gross proceeds raised under the offering were $57.5 million. Financing activities also included the issuance of 235,614 common shares (2010 – 430,395) and 648,667 common shares (2010 – 422,414) pursuant to the Company’s Employee Share Purchase Plan and the Company’s Stock Option Plan, respectively. An additional 1,577,000 common share purchase warrants expiring on November 16, 2012 were exercised. In addition, 116,300 of the warrants expiring on May 22, 2013 were exercised. Finally, 139,321 common share purchase warrants expiring on April 9, 2011 were exercised.

During the year, the Company repaid $1.6 million of its demand loans outstanding. The proceeds and repayments of capital lease obligations relate primarily to production equipment.

Capital Structure

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern so that it can continue to provide adequate returns to shareholders and benefits to other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares, sell assets or incur debt. The Company is not subject to externally imposed capital requirements.

The Company utilizes a combination of short-term and long-term debt and equity to finance its operations and exploration.

The Capital structure of the Company is as follows:

Table 17: Schedule of Capital Structure of the Company
Capital Structure			DEC 31	DEC 31
	Interest	Maturity	2011	2010

Demand loan # 1	Prime + 1.50%	Aug/2011	$-	$667
Demand loan # 2	4.575%	Nov/2012	896	1,832
Demand loan # 3	5.99%	Feb/2010	-	-
Debenture	12.00%	May/2013	9,452	9,344
Total debt			$10,348	$11,843

Shareholders’ equity			172,895	106,068

Debt to equity ratio			5.99%	11.17%

Financial and Other Instruments

In the normal course of its operations, the Company is exposed to gold price, foreign exchange, interest rate, liquidity, equity price and counterparty risks. The overall financial risk management program focuses on preservation of capital and protecting current and future Company assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets.

Claude Resources Inc.

2011 Annual Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 27

The Company may use derivative financial instruments to hedge some of its exposure to fluctuations in gold prices and foreign exchange rates. The Company does not acquire, hold or issue derivatives for trading purposes. The Company’s management of financial risks is aimed at ensuring that net cash flows are sufficient to meet all its financial commitments as and when they fall due and to maintain the capacity to fund its forecast project development and exploration strategies.

The value of the Company’s mineral resources is related to the price of gold and the outlook for this mineral. Gold and precious metal prices historically have fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors related specifically to gold. The profitability of the Company’s operations is highly correlated to the market price of gold. If the gold price declines below the cost of production at the Company’s operations, for a prolonged period of time, it may not be economically feasible to continue production.

The Company’s revenues from the production and sale of gold are denominated in U.S. dollars. However, the Company’s operating expenses are primarily incurred in Canadian dollars and its liabilities are primarily denominated in Canadian dollars. The results of the Company’s operations are subject to currency risks. The operating results and financial position of the Company are reported in Canadian dollars in the Company’s consolidated financial statements.

At December 31, 2011, the Company did not have any derivative instruments outstanding. At December 31, 2010, the Company had outstanding derivative instruments in the form of forward gold sales relating to 2011 production totaling 4,500 ounces. These contracts were settled in February 2011, resulting in a gain of $0.1 million.

The Company’s main interest rate risk arises from interest earning cash deposits that expose the Company to interest rate risk. No hedging programs were implemented by the Company to manage interest rate risk during the quarter. The Company invests its cash and cash equivalents and short term investments with the Government of Canada and major banks according to its investment policy.

The Company’s liquidity position is managed to ensure sufficient liquid funds are available to meet its financial obligations in a timely manner. The Company manages liquidity risk by continuously monitoring forecast and actual cash flows and ensuring that the Company has the ability to access required funding.

The Company is exposed to equity securities price risk arising from investments classified on the balance sheet as available-for-sale. Investments in equity securities are approved by the Board on a case-by-case basis. All of the Company’s available-for-sale equity investments are in junior resource companies listed on the TSX.

The Company is exposed to counterparty risk which is the risk that a counterparty will not complete its obligations under a financial instrument resulting in a financial loss for the Company. The Company does not generally obtain collateral or other security to support financial instruments subject to credit risk; however, the Company only deals with credit worthy counterparties. Accounts receivable comprise institutions purchasing gold under normal settlement terms of two working days. Counterparty risk under derivative financial instruments is to reputable institutions. All significant cash balances are on deposit with a high-rated banking institutions. The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk without taking account of the value of any collateral or other security obtained.

Contractual Obligations

The Company’s contractual and other obligations as at December 31, 2011 are summarized as follows:

Claude Resources Inc.

2011 Annual Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 28

Table 18: Schedule of Payments / Commitments due by Period
(in thousands of Canadian dollars)
	Total	Less than 1 year	2-3 years	4-5 Years	More than 5 years

Contractual Obligation

Demand loans (1)	896	896	-	-	-
Interest on demand loans (1)	21	21	-	-	-
Debenture	9,751	-	9,751	-	-
Debenture interest	1,629	1,170	459	-	-
Capital lease obligations	3,905	2,119	1,786	-	-
Interest on capital leases	212	154	58	-	-
Office lease	311	114	197	-	-
	16,725	4,474	12,251	-	-

(1)	The Company has one demand loan outstanding with an outstanding balance of $0.9 million. The entire balance of this loan has been listed as due within one year due to the demand feature of this loan.
(2)	Funds are available from the Restricted promissory notes, and interest thereon, to pay the Royalty payment and Royalty obligations.

Statements of Financial Position

Table 19: Highlights from Statements of Financial Position
			Canadian	Percent
	DEC 31	DEC 31	GAAP	Change
	2011	2010	2009	2010 to 2011

Total assets	207,887	136,369	229,421	52
Long-term financial liabilities	25,386	11,266	102,599	125

The Company’s total assets were $207.9 million at December 31, 2011, compared to $136.4 million at December 31, 2010. The $71.5 million net increase was comprised primarily of increases of: $24.9 million in cash and cash equivalents and short-term investments, attributable to the financing completed during the second quarter; $4.1 million in Inventories; $43.3 million in Mineral properties attributable to Seabee Mine development and Shaft extension, exploration costs (focusing on the Santoy Gap, Seabee North, Amisk and Madsen exploration projects) and additions to property, plant and equipment; and a $1.0 million increase in deferred tax asset. These increases were offset by a decrease of $1.5 million in Investments due to a reduction in fair value of certain of the Company’s available-for-sale securities. In 2011 and 2010, total asset and long-term financial liability balances decreased due to the net presentation of the Company’s restricted promissory notes and royalty obligations (which were reported on a gross basis under the Company’s previous GAAP).

Total liabilities were $35.0 million at December 31, 2011, up $4.7 million from December 31, 2010. This result was attributable to: $1.0 million increase in accounts payable and accrued liabilities, attributable to the timing of payments associated with the Company’s annual winter road for the Seabee Gold Operation; a $10.3 million increase in long-term loans and borrowings attributable to the Company’s debentures being re-classed from current to long-term (due to the expiry of the Company’s offer to prepay debentures outstanding during the first quarter of 2011); and a $4.9 million increase in Decommissioning and reclamation attributable to revisions to the Company’s Seabee and Madsen decommissioning and reclamation plans. These increases were offset by: a decrease of $1.6 million in Demand loans, attributable to the normal repayment of the loans; a $10.4 million decrease in current loans and borrowings due to the Company’s re-class of outstanding debentures from current to long-term noted above, and a decrease of $1.1 million in the Company’s net royalty obligation, attributable to the timing and receipt of interest and royalty payments.

Shareholders’ equity increased by $66.8 million to $172.9 million at the end of 2011, from $106.1 million at December 31, 2010. This variance is attributable to an increase in Share capital of $57.8 million due to the equity financing completed during the second quarter and the exercise of stock options and warrants, an increase of $1.7 million to contributed surplus, a $9.5 million decrease to Accumulated deficit; and a $2.1 million decrease to Accumulated other comprehensive income.

Claude Resources Inc.

2011 Annual Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 29

Comprehensive income consists of net income, together with certain other economic gains and losses that are collectively referred to as “other comprehensive income (loss)” or “OCI” and are excluded from the income statement. During the year ended December 31, 2011, other comprehensive income decreased to $0.6 million (December 31, 2010 – $2.8 million) due to mark to market losses relating to certain of the Company’s available-for-sale investments.

Key Sensitivities

Earnings from Claude’s gold operation are sensitive to fluctuations in both commodity and currency prices. The key factors and their approximate effect on earnings, earnings per share and cash flow, based on assumptions comparable to 2011 actuals, are as follows:

Gold

For a U.S. $10 movement in gold price per ounce, earnings and cash flow will have a corresponding movement of CDN $0.4 million, or $0.00 per share. For a $0.01 movement in the US$/CDN$ exchange rate, earnings and cash flow will have a corresponding movement of $0.7 million, or 0.00$ per share.

Selected Quarterly Financial Data

For the quarter ended December 31, 2011, the Company recorded a net loss of $0.2 million, or $0.00 per share, compared to a net profit of $4.1 million, or $0.03 per share, for the comparable period in 2010. For the three months ended December 31, 2011, EBITDA (1) was $4.2 million, or $0.03 per share, compared to $6.7 million, or $0.05 per share, for the comparable period last year.

(1)	Denotes a non-IFRS Performance Measure. For an explanation of non-IFRS performance measures, refer to the “Non-IFRS Performance Measures” section in this MD&A.

Gold revenue generated during the fourth quarter was $19.9 million, a 34 percent increase over the $14.9 million reported for the same period in 2010. This was a result of increased gold sales volume compared to 2010 (Q4 2011 – 11,855 ounces; Q4 2010 – 10,844 ounces) and improved Canadian dollar gold prices realized Q4 2011 - $1,678 (U.S. $1,641); Q4 2010 - $1,378 (U.S. $1,361).

For the three months ended December 31, 2011, total mine operating costs were $13.4 million, up $6.9 million period over period. This variance is attributable to increases in manpower, salaries, maintenance and supplies and resulted in the 89 percent increase in Canadian dollar cash operating cost per ounce: Q4 2011 – CDN $1,130 (U.S. $1,105); Q4 2010 – CDN $597 (U.S. $589).

During the fourth quarter of 2011, depreciation, depletion and accretion of the Company’s gold assets of $3.9 million represented a 56 percent increase compared to the $2.5 million reported during the comparable period in 2010. These results are attributable to a greater number of tonnes being milled during the quarter, period over period.

Claude Resources Inc.

2011 Annual Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 30

Table 20: Summary financial and operating data for the Company’s last eight quarters
		IFRS
	Dec 31	Sept 30	Jun 30	Mar 31	Dec 31	Sept 30	Jun 30	Mar 31
	2011	2011	2011	2011	2010	2010	2010	2010

Gold sales ($ millions)	19.9	18.2	18.2	13.3	14.9	15.7	15.2	10.2
Net profit (loss) ($ millions)	(0.2)	2.6	5.2	1.8	4.1	5.6	2.2	(1.6)
Net profit (loss) per share (1)	0.00	0.02	0.03	0.01	0.03	0.04	0.02	(0.01)
Average realized gold price (CDN$ per ounce)	1,678	1,670	1,469	1,408	1,378	1,296	1,247	1,147
Average realized gold price (US$ per ounce)	1,641	1,704	1,518	1,428	1,361	1,247	1,213	1,103
Ounces sold (2)	11,900	10,900	12,400	9,500	10,800	12,100	12,200	8,900
Tonnes milled (3)	74,456	66,722	65,502	50,501	57,155	62,242	46,071	38,490
Ounces produced (3)	11,300	11,300	12,600	9,500	13,200	12,900	11,900	9,200
Grade processed (grams per tonne)	4.97	5.51	6.26	6.20	7.54	6.76	8.44	7.79
Cash cost per ounce (4) (CDN$ per ounce)	1,130	871	717	924	597	642	704	946
Cash cost per ounce (4) (US$ per ounce)	1,105	888	741	938	589	618	685	909
EBITDA (4) ($ millions)	4.2	7.5	7.7	3.2	6.7	6.9	5.4	0.6
EBITDA (4) per share (basic)	0.03	0.05	0.05	0.02	0.05	0.05	0.04	0.01

Weighted average shares outstanding (basic)	164,351	163,911	155,275	140,361	136,081	131,245	130,925	126,414

CDN$/US$ Exchange	1.0230	0.9804	0.9676	0.9861	1.0128	1.0391	1.0276	1.0404

(1) Basic and diluted, calculated based on the number of shares issued and outstanding during the quarter.

(2) Statistics in 2010 exclude ounces sold from the Santoy 8 Project, which was not yet in commercial production.

(3) Includes ounces produced and tonnes milled from the Santoy 8 Project in 2010.

(4) For an explanation of non-IFRS performance measures, refer to the “Non-IFRS Performance Measures” section in this MD&A.

The financial results for the last eight quarters reflect the following general trends: improved average realized gold price (which has improved gold revenue, net profit (loss) and EBITDA); lower grade attributable to more feedstock from the Santoy 8 ore body; and increasing cash cost per ounce. Results of the first quarter of 2011 and the first quarter of 2010 were impacted by interruptions to operations as a result of required major maintenance to the Company’s mining fleet and Mill facilities.

Outlook

For 2012, and looking forward, the Company will continue to:

i)	Pursue best practices in the areas of safety, health and the environment;
ii)	Increase production and improve operating margins at the Seabee Gold Operation by investing in capital projects and equipment to further develop satellite deposits;
iii)	Sustain or increase reserves and resources at the Seabee Gold Operation through further exploration and development;
iv)	Advance surface and underground exploration drill programs at the Company's 100 percent owned Madsen Exploration Project with continuation of Phase II of underground drilling from the 16th level drill platform; and
v)	Expand the scope of the Amisk Gold Project, and complete a preliminary economic assessment.

For 2012, forecast gold production at the Seabee Operation is estimated to range from 50,000 to 52,000 ounces of gold. Unit costs for 2012 are estimated to be similar to 2011.

Capital expenditures are expected to increase significantly with continued investment at Madsen and expected upgrades at the Seabee Gold Operation, including the extension of the Seabee Shaft.

As a follow-up to the Company’s 2011 exploration programs, Claude has budgeted approximately $15.5 million to support the continuation of its extensive exploration programs at the Seabee, Amisk and Madsen Properties during 2012. Continued success from the Company’s exploration programs should serve to:

•	further extend the mine life at Seabee;
•	potentially improve the project economics at the Company’s Amisk and Madsen Projects; and
•	further increase the Company’s total resource base.

Claude Resources Inc.

2011 Annual Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 31

During the first half of each year, the Company’s cash outflow is significant because of the Seabee Gold Operation’s annual winter ice road resupply which includes restocking diesel, propane and other large consumables as well as the continued upgrading of the mining fleet and mine infrastructure. At current gold prices and forecast production, Management believes operating cash flows will be sufficient to fund the continued exploration at the Seabee, Amisk and Madsen Properties over the next 12 months. In May 2013, the Company’s debenture matures at which point it is expected that operating cash flows combined with a debt or equity financing, should market conditions warrant, will provide sufficient funding for 2013.

Accounting Estimates

Certain of the Company’s accounting policies require that Management make decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Claude’s significant accounting policies are contained in Note 3 to the consolidated financial statements. The following is a discussion of the accounting estimates that are critical in determining the Company’s financial results.

Reserves

Estimation of reserves involves the exercise of judgment. Forecasts are based on geological, geophysical, engineering and economic data, all of which are subject to many uncertainties and interpretations. The Company expects that, over time, reserve estimates may be revised upward or downward based on updated information. Such information may include revisions to geological data or assumptions, a change in economic data, and the results of drilling and exploration activities. Reserve estimates can have a significant impact on net earnings, as they are a key component in the calculation of depreciation and depletion. In addition, changes in reserve estimates, commodity prices and future operating and capital costs can have a significant impact on the impairment assessments of the applicable assets.

Valuation of Properties

Claude assesses the carrying values of its properties at the end of each reporting period, or more frequently if warranted by a change in circumstances, to determine whether any indication of impairment exists. If it is determined that carrying values of assets cannot be recovered, the unrecoverable amounts are written off against current earnings. Recoverability is dependent upon assumptions and judgments regarding future prices, costs of production, sustaining capital requirements and economically recoverable ore reserves. A change in assumptions may materially impact the potential impairment of these assets.

Decommissioning and Reclamation

Claude’s mining, exploration and development activities are subject to various levels of Federal and Provincial Law as well as environmental regulations, including requirements for closure and reclamation. Management’s judgment and estimates are used when estimating reclamation and closure costs. In some cases, these costs will be incurred many years from the date of estimate. Estimates may be revised as a result of changes in government regulations or assumptions.

Future Accounting Pronouncements

Certain new accounting standards and interpretations have been published that are not mandatory for the December 31, 2011 reporting period:

•	IFRS 9, Financial Instruments: effective for accounting periods commencing on or after January 1, 2015. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.
•	IFRS 10, Consolidated Financial Statements, was issued by the IASB in May 2011 and is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company does not expect the adoption of this standard to have a material impact on its financial statements.

Claude Resources Inc.

2011 Annual Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 32

•	IFRS 11, Joint Arrangements, was issued by the IASB in May 2011 and is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The extent of the impact of adoption of IFRS 11 has not yet been determined by the Company.
•	IFRS 12, Disclosure of Interests in Other Entities, was issued by the IASB in May 2011 and is effective for the Company beginning on January 1, 2013. It is expected that IFRS 12 will increase the current level of disclosure related to the Company’s interests in other entities upon adoption.
•	In May 2011, the IASB published IFRS 13, Fair Value Measurement, which is effective prospectively for annual periods beginning on or after January 1, 2013. The extent of the impact of adoption of IFRS 13 has not yet been determined.
•	In June 2011, the IASB issued IAS 1, Presentation of Items of OCI: Amendments to IAS 1 Presentation of Financial Statements. Amendments to IAS 1 are effective for the Company beginning on January 1, 2012 with retrospective application and early adoption permitted. The Company does not expect the adoption of the amendments to this standard to have a material impact on its financial statements.
•	In May 2011, the IASB issued amendments to IAS 28, Investments in Associates and Joint Ventures, which are effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company does not expect the amendments to IAS 28 to have a material impact on the financial statements.
•	In December 2011, the IASB published Offsetting Financial Assets and Financial Liabilities and issued new disclosure requirements in IFRS 7, Financial Instruments: Disclosures. The amendments to IAS 32 clarify that if an entity currently has a legally enforceable right to set-off if that right is not contingent on a future event, and enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. The amendments to IAS 32 also clarify when a settlement mechanism provides for net settlement or gross settlement that is equivalent to net settlement. The amendments to IFRS 7 contain new disclosure requirements for financial assets and liabilities that are offset in the statement of financial position, or subject to master netting arrangements or similar arrangements. The effective date for the amendments to IAS 32 is annual periods beginning on or after January 1, 2014. The effective date for the amendments to IFRS 7 is annual periods beginning on or after January 1, 2013. These amendments are to be applied retrospectively. The Company does not expect the amendments to have a material impact on the financial statements.

Business Risks

The profitability and operating cash flow of the Company is dependent on several factors: the quantity of gold produced, related gold prices, foreign exchange, operating costs, capital expenditures, exploration levels and environmental, health and safety regulations. These and other risk factors listed below relate to the mining industry in general while others are specific to Claude. A complete list of risk factors is contained within the Company’s Annual Information Form. Whenever possible, the Company seeks to mitigate these risk factors.

Inherent Exploration and Mining Risks

The exploration for and development of mineral deposits involves significant risks, which even the combination of careful evaluation, experience and knowledge may not eliminate. It is impossible to guarantee that current or future exploration programs on existing mineral properties will establish reserves.

The level of profitability of the Company in future years will depend mainly on gold prices, the cost of production at the Seabee Gold Operation and whether any of the Company’s exploration stage properties can be brought into production. Whether an ore body will continue to be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit such as: size, grade and proximity to infrastructure; precious metal prices, which cannot be predicted and which have been highly volatile in the past; mining costs; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, environmental protection and reclamation and closure obligations. The effect of these factors cannot be accurately predicted, but the combination of these factors may cause a mineral deposit that has been mined profitably in the past, such as the Seabee Mine, to become unprofitable. The Company is subject to the risks normally encountered in the mining industry, such as unusual or unexpected geological formations, cave-ins or flooding. The Company may become subject to liability for pollution, cave-ins or other hazards which it cannot insure against or which it may elect not to insure against.

Claude Resources Inc.

2011 Annual Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 33

The development of gold and other mineral properties is affected by many factors, including the cost of operations, variations in the grade of ore, fluctuations in commodity markets, costs of processing equipment and other factors such as government regulations, including regulations relating to royalties, fluctuations in the U.S. dollar versus Canadian dollar exchange rate, importing and exporting of minerals and environmental protection.

Gold Price Volatility

The economics of developing gold properties is affected by many factors, including the cost of operations, variations in the grade of ore mined and the price of gold. Depending on the price of gold, the Company may determine that it is impractical to commence or continue commercial production. The price of gold has fluctuated in recent years. During the year ended December 31, 2011, the market price for gold ranged from a low of U.S. $1,319 to a high of U.S. $1,895, with an average price of U.S. $1,572.

Any significant drop in the price of gold adversely impacts Claude’s revenues, profitability and cash flows. Also, sustained low gold prices can:

1.	Reduce production revenues as a result of cutbacks caused by the cessation of mining operations involving deposits or portions of deposits that have become uneconomic at the prevailing price of gold;
2.	Cause the cessation or deferral of new mining projects;
3.	Decrease the amount of capital available for exploration activities;
4.	Reduce existing reserves by removing ore from reserves that cannot be economically mined at prevailing prices; or,
5.	Cause the write-off of an asset whose value is impaired by the low price of gold.

Gold prices may fluctuate widely and are affected by numerous industry factors, such as demand for precious metals, forward selling by producers and central bank sales and purchases of gold. Moreover, gold prices are also affected by macro-economic factors such as expectations for inflation, interest rates, currency exchange rates and global or regional political and economic situations. The current demand for and supply of gold affects gold prices, but not necessarily in the same manner as current demand and supply affects the price of other commodities. The potential supply of gold consists of new mine production plus existing stocks of bullion and fabricated gold held by governments, financial institutions, industrial organizations and individuals. If gold prices remain at low market levels for a sustained period, the Company could determine that it is not economically feasible to continue mining operations or exploration activities.

There can be no assurance that the price of gold will remain stable or that such price will be at a level that will prove feasible to continue the Company’s exploration activities, or if applicable, begin development of its properties, commence commercial production or continuation of commercial production.

Foreign Exchange Risk

The price of gold is denominated in U.S. dollars and, accordingly, Claude’s revenue from operations are denominated and received in U.S. dollars. As a result, fluctuations in the U.S. dollar against the Canadian dollar could result in unanticipated changes in the Company’s financial results, which are reported in Canadian dollars. During the year ended December 31, 2011, CDN$/US$ exchange rate ranged from a low of $0.9558 to a high of $1.0257, with an average of $0.9893.

Claude Resources Inc.

2011 Annual Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 34

Access to Funding

Claude’s ability to continue or expand its production, exploration and development activities depends in part on its ability to generate revenue from its operations and / or to obtain financing through joint ventures, debt financing, equity financing, production sharing arrangements or other means.

The failure of the Company to meet its ongoing obligations on a timely basis could result in the loss or substantial dilution of its interest in its properties. In addition, management estimates that approximately $18.0 million is the minimum annual expenditure required to fulfill the Company’s intended exploration and dewatering programs in 2012.

At current gold prices and forecast production, Management believes operating cash flows will be sufficient to fund the continued exploration on the Seabee, Amisk and Madsen Properties over the next 12 months. In May 2013, the Company’s debenture matures at which point it is expected that operating cash flows combined with a debt or equity financing, should market conditions warrant, will provide sufficient funding for 2013.

Unfavourable Government Regulatory Changes

Claude’s exploration activities and mining operations are affected to varying degrees by government regulations that relate to mining operations, the acquisition of land, pollution control, environmental protection, safety, production and expropriation of property. Changes in these regulations or in their application are beyond the control of the Company and may adversely affect its operations, business and results of operations. Failure to comply with conditions set out in any permit or failure to comply with applicable statutes and regulations may result in orders to cease or curtail operations or to install additional equipment. The Company may be required to compensate those suffering loss or damage by reason of its operating or exploration activities.

Currently, all of the Company’s properties are subject to the federal laws of Canada and, depending upon the location of the Company’s properties, may be subject to provincial laws as well as local municipal laws. Mineral exploration and mining may be affected in varying degrees by government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business.

Operations may also be affected by government regulations with respect to price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine safety.

Aboriginal rights, Title Claims and Duty to Consult

Exploration, development and mining activities at the Company’s Saskatchewan and Ontario properties may affect established or potential treaty or Aboriginal rights, title or other claims held by Aboriginal groups, in these circumstances, First Nation and Métis, with related duty to consult issues. The Company is committed to effectively managing any impacts to such rights, title and claims and any resulting consultation requirements that may arise. However, there is no assurance that the Company will not face material adverse consequences because of the legal and factual uncertainties associated with these issues.

Failure to Effectively Manage the Company’s Tailings Facilities could Negatively Impact Gold Production

The Company’s Seabee Mill produces tailings. Managing these tailings is integral to gold production. The Seabee Operation’s East Lake and Triangle Lake tailings management facilities have the capacity to store tailings from milling ore from the Seabee Gold Operation’s Central Milling Facility until approximately 2016. The Company is currently in the process of planning TMF capacity beyond 2016. This will support the extension of Seabee’s mine life and provide additional tailings capacity to process ore from other potential sources such as Santoy 8 and Santoy Gap. If the Company does not receive regulatory approval for new or expanded tailings facilities, gold production could be constrained.

Claude Resources Inc.

2011 Annual Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 35

Safety, Health and Environmental Risk

Safety, health and environmental legislation affects nearly all aspect of the Company’s operations including exploration, mine development, working conditions, waste disposal, emission controls and protection of endangered and protected species. Compliance with safety, health and environmental legislation can require significant expenditures and failure to comply with such safety, health and environmental legislation may result in the imposition of fines and penalties, the temporary or permanent suspension of operations, clean-up costs resulting from contaminated properties, damages and the loss of important permits. Exposure to these liabilities arises not only from the Company’s existing operations, but from operations that have been closed or sold to third parties. Generally, the Company is required to reclaim properties after mining is completed and specific requirements vary among jurisdictions. In some cases, the Company may be required to provide financial assurances as security for reclamation costs, which may exceed the Company’s estimates for such costs. The Company could also be held liable for worker exposure to hazardous substances and for accidents causing injury or death. There can be no assurances that the Company will at all times be in compliance with all safety, health and environmental regulations or that steps to achieve compliance would not materially adversely affect the Company’s business.

Safety, health and environmental laws and regulations are evolving in all jurisdictions where the Company has activities. The Company is not able to determine the specific impact that future changes in safety, health and environmental laws and regulations may have on its operations and activities, and its resulting financial position; however, the Company anticipates that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent safety, health and environment regulation. For example, emissions standards are poised to become increasingly stringent as are laws relating to the use and production of regulated chemical substances. Further changes in safety, health and environmental laws, new information on existing safety, health and environmental conditions or other events, including legal proceedings based upon such conditions or an inability to obtain necessary permits, may require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on the Company.

Environmental and regulatory review is a long and complex process that can delay the opening, modification or expansion of a mine, extend decommissioning at a closed mine, or restrict areas where exploration activities may take place.

Decommissioning and Reclamation Obligations

Environmental regulators are demanding more and more financial assurances so that the parties involved, and not the government, bear the costs of decommissioning and reclaiming sites. Decommissioning plans have been filed for the Seabee and Madsen properties. These plans are reviewed, as necessary, or at the time of an amendment or renewal of an operating license. Regulators may conduct a further review of the detailed decommissioning plans, and this can lead to additional requirements, costs and financial assurances. It is not possible to predict what level of decommissioning and reclamation and financial assurances regulators may require in the future.

Ore Reserves and Ore Grade Estimates

Claude has assessed its Mineral Reserves and Mineral Resources, and while the Company believes that the calculation methods used are appropriate, such calculations are estimates. As well, estimates of Mineral Reserves and Mineral Resources are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable. The indicated level for the recovery of gold or other minerals may not be realized. Market price fluctuations of commodities may render reserves and deposits containing relatively lower grades of mineralization uneconomic. Moreover, short-term operating factors related to the mineral reserves, such as the need for orderly development of the deposits or the processing of new or different grades, may cause mining operations to be unprofitable in any particular period.

Claude Resources Inc.

2011 Annual Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 36

Personnel Risk

Many of the projects undertaken by the Company rely on the availability of skilled labour and the capital outlays required to employ such labour. The Company employs full-time and part-time employees, contractors and consultants to assist in executing operations and providing technical guidance. In the event of a skilled labour shortage, various projects of the Company may not become operational due to increased capital outlays associated with labour. Further, a skilled labour shortage could result in operational issues such as production shortfalls and higher mining costs.

Shareholder Dilution

As of December 31, 2011, there were directors’, officers’ and key employees’ stock options outstanding to purchase 5,484,250 common shares and 2,716,200 share purchase warrants. These options and warrants, if fully exercised, would constitute approximately 4.7 percent of the Company’s resulting share capital. The exercise of such options and the subsequent resale of such shares in the public market could adversely affect the prevailing share market price and the Company’s ability to raise equity capital in the future at a time and price which it deems appropriate. The Company may also enter into commitments in the future which would require the issuance of additional common shares and the Company may grant additional share purchase warrants and stock options. Any share issuances from the Company’s treasury could result in immediate dilution to existing shareholders.

Industry Competition

Claude’s business is intensely competitive. The Company competes with other mining companies, some of which have greater resources and experience. Competition in the precious metals mining industry is primarily for mineral-rich properties that can be developed and produced economically. There is also competition for the technical expertise to find, develop and produce such properties, the labour to operate them and the capital to finance their development.

If the Company is unable to compete with other mining companies for these mineral deposits, it could have a material adverse effect on Claude’s results of operations and business.

Extreme and Persistent Weather Conditions

The Company’s mining and exploration properties are all located in the northern portions of Saskatchewan and Ontario. Access to these properties and the ability to conduct work on them can be affected by adverse weather conditions. Adverse weather conditions can also increase the costs of both access and work on the Company’s properties.

Title to Company Properties

Acquisition of title to mineral properties is a very detailed and time-consuming process. Claude has investigated title to all of its mineral properties and has obtained title opinions with respect to its most significant properties. To the best of the Company’s knowledge, titles to all such properties are in good standing. For the Amisk and Madsen properties, Claude has searched title records for any and all encumbrances. For the Seabee properties, the Company has examined property search abstracts from Saskatchewan Energy and Resources as well as made inquiries and reviewed lease files from the Ministry. It has also received confirmation of title from Saskatchewan Environment.

The title to the Company’s properties could be challenged or impugned. The properties may have been acquired in error from parties who did not possess transferable title, may be subject to prior unregistered agreements or transfers, and title may be affected by undetected defects.

Claude Resources Inc.

2011 Annual Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 37

Insurance

In the course of exploration, development and production of mineral properties, certain risks may occur, in particular, unexpected or unusual operating conditions such as rock bursts, cave-ins, fire, flooding and earthquakes. It is not always possible to fully insure against such risks and Claude may decide not to insure as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increased costs and a decline in the value of the Company.

Flow-Through Securities

Flow-through securities are securities of the Company which meet certain criteria and qualify for flow-through tax treatment for the purposes of the Income Tax Act (Canada) (“ITA”). Qualification as a “flow-through share” enables the Company to renounce certain eligible resource expenditures incurred by the Company for the benefit of any investor who is a Canadian taxpayer. Once issued, the shares are common shares of the Company and are not differentiated from shares which were not flow-through shares.

Under the ITA, companies are permitted to issue flow-through shares pursuant to a written agreement under which the issuer agrees to incur certain eligible Canadian exploration expenses within the time frame specified in the agreement (generally 12 to 24 months) and to flow-through or “renounce” the related tax deduction to the investor. The proceeds from the issuance of flow-through shares must be expended on “qualifying expenditures,” which are related to mineral exploration in Canada.

Evolving Corporate Governance and Public Disclosure Regulations that have Increased the Cost of Compliance and the Risk of Non-compliance

The Company is subject to changing rules and regulations promulgated by a number of Canadian and U.S. governmental and self-regulating organizations, including the Canadian Securities Administrators, the Toronto Stock Exchange, the U.S. Securities and Exchange Commission, the NYSE Amex and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity making compliance more difficult and uncertain. Efforts to comply with new regulations have resulted, and are likely to continue to result in, increased general and administrative expenses and a diversion of Management time and attention from revenue-generating activities to compliance activities.

Canadian Jurisdiction of the Company

The Company is incorporated under the laws of Canada. All of the Company’s directors and officers are residents of Canada and all of the Company’s assets and its subsidiaries are located in Canada. Consequently, it may be difficult for U.S. investors to affect service of process in the U.S. upon the Company’s directors or officers or to realize in the U.S. upon judgments of U.S. courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

Internal Controls

The Company has invested resources to document and assess its system of internal controls over financial reporting and it is continuing its evaluation of such internal controls. Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation.

Claude Resources Inc.

2011 Annual Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 38

The Company is required to satisfy the requirement of Section 404 of the U.S. Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), which requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation report by the Company’s independent auditors addressing the effectiveness of the Company’s internal control over financial reporting.

If the Company fails to maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented, or amended from time to time, the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. The Company’s failure to satisfy the requirement of Section 404 of the Sarbanes-Oxley Act on an ongoing, timely basis could result in the loss of investor confidence in the reality of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations.

Although the Company intends to devote substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with Section 404 of the Sarbanes-Oxley Act.

Litigation

All industries, including the mining industry, are subject to legal claims, with and without merit. The Company is currently involved in litigation of a non-material nature and may become involved in legal disputes in the future. Defence and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, there can be no assurance that the resolution of any particular legal proceedings will not have a material adverse effect on the Company’s financial position or results of operations.

Conflicts of Interest

Certain of the directors of the Company are also directors and officers of other companies engaged in mineral exploration and development and mineral property acquisitions. As such, situations may arise where such directors are in a conflict of interest with the Company. The Company will resolve any actual conflicts of interest if and when the same arise in accordance with the Company’s Code of Ethics Policy.

Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares and two classes of unlimited preferred shares issuable in series. At December 31, 2011, there were 164,630,231 common shares outstanding. This compares to 138,913,329 common shares outstanding at December 31, 2010.

During 2011, the Company issued 235,614 and 648,667 common shares pursuant to the Company’s Employee Share Purchase Plan and the Company’s Stock Option plan, respectively. An additional 1,832,621 common share purchase warrants were exercised. Finally, an additional 23,000,000 common shares were issued upon the completion of a private placement.

Subsequent to December 31, 2011, the Company issued 378,676 common shares pursuant to the Company’s Employee Share Purchase Plan and the Company’s Stock Option plan. An additional 8,701,255 shares were issued as consideration for Claude’s acquisition of St. Eugene. At March 30, 2012, there were 173,710,162 common shares of the Company issued and outstanding.

Claude Resources Inc.

2011 Annual Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 39

Outstanding Stock Options and Warrants

At December 31, 2011, there were 5.5 million director, officer and key employee stock options outstanding with exercise prices ranging from $0.50 to $2.38 per share. This compares to 3.9 million director, officer and key employee stock options outstanding at December 31, 2010 with exercise prices ranging from $0.50 to $2.10 per share. This increase was mainly attributable to issuances to operations personnel, a human resources initiative to improve employee recruitment and retention.

Table 21: Schedule of Outstanding Stock Options and Weighted Average Exercise Price
	December 31, 2011		December 31, 2010
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price

Beginning of period	3,916,737	$ 1.15	3,259,028	$ 1.08
Options granted	2,478,768	2.06	1,166,546	1.15
Options exercised	(648,667)	0.75	(422,414)	0.66
Options forfeited	(241,876)	1.86	(79,756)	1.01
Options expired	(20,712)	1.04	(6,667)	0.98
End of period	5,484,250	$1.57	3,916,737	$ 1.15

For options outstanding at December 31, 2011, the range of exercise prices, the number vested, the weighted average exercise price and the weighted average remaining contractual life are as follows:

Table 22: Schedule of Outstanding Stock Options by Price Range
	Options Outstanding			Options Exercisable
Option Price Per Share	Quantity	Weighted Average Remaining Life	Weighted Average Exercise Price	Quantity	Weighted Average Remaining Life	Weighted Average Exercise Price
$0.50 - $0.99	690,247	6.76	$0.79	690,247	6.76	$0.79
$1.00 - $1.50	1,552,442	6.74	$1.14	1,324,307	6.48	$1.15
$1.51 - $2.00	2,593,000	8.04	$1.86	1,252,000	6.52	$1.76
$2.01 - $2.38	648,561	8.88	$2.29	250,753	8.27	$2.24
	5,484,250	7.61	$1.57	3,517,307	6.68	$1.37

At December 31, 2011, there were 2.7 million common share purchase warrants outstanding. Each common share purchase warrant entitles the holder to acquire one common share of the Company at prices determined at the time of issue. The range of exercise prices and dates of expiration of the warrants outstanding are as follows:

Table 23: Schedule of Warrants Outstanding
		Number			Number
Exercise		Outstanding at			Outstanding at
Price	Expiry Date	December 31, 2010	Exercised	Expired	December 31, 2011

$ 1.60	May 22, 2013	1,809,500	116,300	-	1,693,200
$ 0.83	April 9, 2011	139,321	139,321	-	-
$ 0.90	November 16, 2012	2,600,000	1,577,000	-	1,023,000
$ 1.75	December 30, 2011	6,000,000	-	6,000,000	-
		10,548,821	1,832,621	6,000,000	2,716,200

Non-IFRS Performance Measures

The Company utilizes non-IFRS financial measures as supplemental indicators of operating performance and financial position. These non-IFRS financial measures are used internally by the Company for comparing actual results from one period to another. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, such information is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Claude Resources Inc.

2011 Annual Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 40

Cash Flow from Operations before Net Changes in Non-Cash Operating Working Capital

The Company uses Cash Flow from Operations before Net Changes in Non-Cash Operating Working Capital as a supplemental measure of its financial performance. The Company uses this measure to analyze the cash generated by its operations. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Investors are cautioned that the above measures may not be comparable to similarly titled measures of other companies.

Table 24: Calculation of Cash Flow from Operations before Net Changes in Non-Cash Operating Working Capital
	December 31	December 31
	2011	2010

Cash flows from operating activities
Net profit	$9,454	$10,313
Adjustments for non-cash items:
Depreciation and depletion	11,407	11,329
Finance expense	361	265
(Gain) loss on investments	(35)	207
Stock-based compensation	1,991	731
Write-down of mineral property	851	-
Gain on sale of exploration property	(1,131)	-
Gain on sale of discontinued operation	-	(1,133)
Deferred income tax expense (recovery)	364	(424)
Finance and other income	(1,109)	(1,485)
Total Cash Flow from Operations before Net Changes in Non-Cash Operating Working Capital	$22,153	$19,803
Weighted Average shares outstanding (basic)	156,062	131,193
Weighted Average shares outstanding (diluted)	158,410	133,411
Per share cash flows from operating activities (basic and diluted)	$0.14	$0.15

Claude Resources Inc.

2011 Annual Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 41

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

The Company uses EBITDA as a supplemental financial measure of its operational performance. Management believes EBITDA to be an important measure of its capacity to generate cash flow from operations as it excludes the effects of items which primarily reflect the impact of long-term investment decisions and finance strategies, rather than the performance of the Company’s day-to-day operations. The Company measures EBITDA as net profit from continuing operations, plus income taxes, interest expense, and depreciation and depletion.

The Company believes that this measurement is useful in measuring the Company’s ability to service debt, meet other payment obligations and as a valuation measurement. The following table provides a reconciliation of the Company’s calculation of EBITDA:

Table 25: EBITDA Calculation
For the years ended	December 31	December 31
	2011	2010

Net profit from continuing operations	$9,454	$8,762
Deferred income tax expense (recovery)	364	(424)
Interest and other (1)	1,428	32
Depreciation and depletion	11,407	11,329
EBITDA	$22,653	$19,699
Weighted Average shares outstanding (basic)	156,062	131,193
Weighted Average shares outstanding (diluted)	158,410	133,411
EBITDA per share (basic)	$0.15	$0.15
EBITDA per share (diluted)	$0.14	$0.15

(1) Interest and other is the sum of “Finance expense” and “Finance and other income”.

Table 26: EBITDA Calculation
For the three months ended	December 31	December 31
	2011	2010

Net profit from continuing operations	$(202)	$4,137
Deferred income tax expense (recovery)	364	(424)
Interest and other (1)	92	494
Depreciation and depletion	3,944	2,514
EBITDA	$4,198	$6,721
Weighted Average shares outstanding (basic)	164,351	136,081
Weighted Average shares outstanding (diluted)	166,003	139,257
EBITDA per share (basic and diluted)	$0.03	$0.05

(1) Interest and other is the sum of “Finance expense” and “Finance and other income”.

As compared to profit (loss) according to IFRS, EBITDA is limited in that it does not reflect the periodic costs of certain capitalized assets used in generating revenues, income taxes, gain on sale of long-term investments or interest and other. Management evaluates such items through other financial measures such as capital expenditures and cash flow provided by operating activities.

Claude Resources Inc.

2011 Annual Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 42

Cash Cost Per Ounce

The Company reports its cash costs on a per-ounce basis, based on uniform standards developed by the Gold Institute, an independent researcher and evaluator of the gold market and gold industry. Management uses this measure to analyze the profitability, compared to average realized gold prices, of the Seabee Gold Operation. Investors are cautioned that the above measures may not be comparable to similarly titled measures of other companies, should these companies not follow Gold Institute standards.

Table 27: Total Cash Cost per Gold Ounce Sold
	December 31	December 31
	2011	2010

Production cost (CDN$)	$40,542	$31,217
Divided by ounces sold (1)	44,632	44,003
Total cash cost per ounce (CDN$)	$908	$709

CDN$ Exchange Rate	$0.9893	$1.0300
Total cash cost per ounce (US$)	$918	$688

(1)	2010 statistics exclude ounces sold from Santoy 8 as that project had not yet been declared in commercial production.

Net Cash Margin

The Company uses net cash margin, which represents realized price per ounce less net cash costs per ounce. This measure is used by Management to analyze profitability trends and to assess the cash-generating capability from the sale of gold on a consolidated basis in each reporting period, expressed on a unit basis. Management believes that this measurement illustrates the performance of the Company’s business on a consolidated basis and enables investors to better understand Claude’s performance in comparison to other gold producers who present results on a similar basis and is an important indicator of expected performance in future periods.

The Company’s net cash margin is intended to provide additional information, does not have any standardized meaning prescribed by IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate net cash margin differently. This non-IFRS measure is calculated from realized gold price per ounce and total cash costs per ounce, as determined in the net cash cost reconciliation. Net cash margin could also be derived from realized price per ounce and net cash costs per ounce.

Disclosure Controls and Internal Controls over Financial Reporting

As at December 31, 2011, we evaluated our disclosure controls and procedures as defined in the rules of the U.S. Securities and Exchange Commission (“SEC”) and the Canadian Securities Administrators. This evaluation was carried out under the supervision and participation of Management, including the President and Chief Executive Officer and the Chief Financial Officer. Based on that evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting, no matter how well designed, has inherent limitations and can only provide reasonable assurance with respect to the preparation and fair presentation of published financial statements. Under the supervision and with the participation of the President and Chief Executive Officer and the Chief Financial Officer, management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that internal control over financial reporting is effective as at December 31, 2011.

Claude Resources Inc.

2011 Annual Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 43

The Company’s independent auditor, KPMG LLP, has issued an audit report stating that the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011 based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations (“COSO”).

We have assessed the impact of the IFRS transition on our internal control over financial reporting and on our disclosure controls and procedures. Changes in accounting policies or business processes may require additional controls or procedures to ensure the integrity of our financial disclosures. The transition to IFRS has not required any changes in our internal controls over financial reporting or our disclosure controls and procedures that have materially affected them or are reasonably likely to materially affect them.

No significant changes were made in our internal controls over financial reporting during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Cautionary Note to U.S. Investors Concerning Resource Estimates

Resource Estimates

The resource estimates in this Management’s Discussion and Analysis were prepared in accordance with National Instrument 43-101, adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the SEC. In this Management’s Discussion and Analysis, the Company uses certain terms such as “measured”, “indicated” and “inferred” resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves”. Under U.S. standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. U.S. investors should not assume that all or any portion of a measured or indicated resource will ever be converted into “reserves”. Further, “inferred resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and U.S. investors should not assume that “inferred resources” exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category.

Compliance with Canadian Securities Regulations

This quarterly report is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects from the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC.

U.S. investors are urged to consider the disclosure in our Annual Report on Form 40-F, File No. 001-31956, as filed with the SEC under the Exchange Act, which may be obtained from the Company (without cost) or from the SEC’s Web site: http://sec.gov/edgar.shtml.

Caution Regarding Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A and constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (referred to herein as “forward-looking statements”). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes”, or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results, “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Claude Resources Inc.

2011 Annual Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 44

All forward-looking statements are based on various assumptions, including, without limitation, the expectations and beliefs of management, the assumed long-term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour, and that the political environment within Canada will continue to support the development of mining projects in Canada.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Claude to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: actual results of current exploration activities; environmental risks; future prices of gold; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour issues and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities; and other risks and uncertainties, including but not limited to those discussed in the section entitled “Business Risk” in this MD&A. These risks and uncertainties are not, and should not be construed as being, exhaustive.

Although Claude has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements in this MD&A are made as of the date of this MD&A, being March 30, 2012 and, accordingly, are subject to change after such date. Except as otherwise indicated by Claude, these statements do not reflect the potential impact of any non-recurring or other special items that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment.

Claude does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

The forward-looking statements contained in this Management’s Discussion and Analysis are expressly qualified by these cautionary statements.

Additional Information

Additional information related to the Company, including its Annual Information Form (Form 40-F in the U.S.), is available on Canadian (www.sedar.com) and U.S. (www.sec.gov) securities regulatory authorities’ websites. Certain documents are also available on the Company’s website at www.clauderesources.com.

Claude Resources Inc.

2011 Annual Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 45

Conversion Multiples

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert from Metric	To Imperial	Multiply Metric Units by
Metres	Feet (ft.)	3.281
Kilometres (km)	Miles	0.621
Tonnes	Tons (2,000 pounds)	1.102
Grams	Troy Ounces	0.032
Hectares	Acres	2.471

Glossary of Financial Terms

Current ratio = (current asset / current liabilities)

EBITDA = earnings (net profit or loss) before interest, taxes, depreciation and amortization

Debt to capital = (total debt – cash and cash equivalents) / (total debt – cash and cash equivalents + total shareholders’ equity)

Working capital = (current asset – current liabilities)

Glossary of Technical Terms

Alteration – any change in the mineral composition of a rock brought about by physical or chemical means.

Assaying - laboratory examination that determines the content or proportion of a specific metal (i.e.: silver) contained within a sample. Technique usually involves firing/smelting.

Au Eq (“gold equivalent”) – a measure of contained metal expressed in equivalent gold grade.

Biotite – a widely distributed and important rock-forming mineral of the mica group.

Brecciated – broken into sharp-angled fragments surrounded by finer-grained material.

Bulk Sample – a collection of representative mineralized material whose location, geologic character and metal assay content can be determined and then used for metallurgical or geotechnical testing purposes.

Chalcopyrite - a sulphide mineral of copper and iron.

Chlorite – a group of platy, monoclinic, usually greenish minerals.

Chloritic alteration – the replacement by, conversion into, or introduction of chlorite into a rock.

Core Samples - the cylindrical form of rock called “core” that is extracted from a diamond drill hole. Mineralized sections are separated and these samples are sent to a laboratory for analysis.

Cross-cut - a horizontal opening driven from a shaft or haulage drift at an oblique or right angle to the strike of a vein or other orebody.

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2011 Annual Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 46

Cut-off Grade - the lowest grade of mineralized material that qualifies as a reserve in a deposit (i.e.: contributing material of the lowest assay that is included in a reserve estimate).

Diamond Drilling – a type of rotary drilling in which diamond bits are used as the rock-cutting tool to produce a recoverable drill core sample of rock for observation and analysis.

Dip – the angle that a structural surface, a bedding or fault plane makes with the horizontal, measured perpendicular to the strike of the structure.

Dore – the final saleable product from a gold mine.

Drift - a horizontal underground opening that follows along the length of a vein or rock formation.

Duty to Consult - governments in Canada may have a duty to consult with and potentially accommodate Aboriginal groups prior to making decisions which may impact lands and resources subject to established or potential treaty or Aboriginal rights, title or other claims. These governments, in turn, may delegate procedural aspects of this duty to industry.

Exploration – work involved in searching for ore, from prospecting to diamond drilling or driving a drift.

Fault – a fracture or break in rock along which there has been movement.

Feasibility Study – a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of realistically assumed mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations together with any other relevant operational factors and detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Prefeasibility Study.

Fire Assay - the assaying of metallic minerals by use of a miniature smelting procedure with various agents.

Footwall - the rock on the underside of a vein or ore structure.

Fracture – a break or crack in rock.

Geophysical Survey - a scientific method of prospecting that measures the physical properties of rock formations. Common properties investigated include magnetism, specific gravity, electrical conductivity and radioactivity.

Grade – the metal content of rock with precious metals, grade can be expressed as troy ounces or grams per tonne of rock.

Gram metre – a measure of contained gold within a given interval calculated as the product of grams per tonne of gold intercepted over length of core.

Granitoid – a light-coloured, plutonic rock with quartz between 20 and 60 percent.

Head Grade – the average grade of ore fed into a mill.

Hydrothermal – the products or the actions of heated waters in a rock mass such as a mineral deposit precipitating from a hot solution.

Igneous – a primary type of rock formed by the cooling of molten material.

Claude Resources Inc.

2011 Annual Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 47

Indicated Mineral Resource – is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource – is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Lens - a body of ore that is thick in the middle and tapers towards the ends.

Lithostructural – an assemblage of rocks that is unified on the basis of structural and lithological features.

Mafic - igneous rocks composed mostly of dark, iron and magnesium-rich minerals.

Measured Mineral Resource - is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Metallurgy – the study of the extractive processes which produce minerals from their host rocks.

Mill - A processing facility where ore is finely ground and thereafter undergoes physical or chemical treatment to extract the valuable metals.

Mineral – a naturally formed chemical element or compound having a definitive chemical composition and usually a characteristic crystal form.

Mineralization – a natural concentration in rocks or soil of one or more minerals.

Mineral Reserve – the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Prefeasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when material is mined.

Mineral Resource – a concentration or occurrence of natural, solid, inorganic, or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics, and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Muck - ore or rock that has been broken by blasting.

Ounces - Troy ounces of a fineness of 999.9 parts per 1,000 parts.

Ore - Rock, generally containing metallic or non-metallic minerals, which can be mined and processed at a profit.

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2011 Annual Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 48

Ore Body - A sufficiently large amount of ore that can be mined economically.

Plunge - the vertical angle a linear geological feature makes with the horizontal plane.

Porphyry - any igneous rock in which relatively large crystals are set in a fine-grained groundmass.

Prefeasibility Study – a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and where an effective method of mineral processing has been determined. This study must include a financial analysis based on reasonable assumptions of technical engineering, operating, and economic factors, which are sufficient for a Qualified Person acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

Probable Mineral Reserve – the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource, demonstrated by at least a Prefeasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven Mineral Reserve – the economically mineable part of a Measured Mineral Resource demonstrated by at least a Prefeasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Pulp - a mixture of ground ore and water.

Pyrite - an iron sulphide mineral (FeS2), the most common naturally occurring sulphide mineral.

Pyrrhotite - a bronze-colored, often magnetic iron sulphide mineral.

Qualified Person – an individual who is an engineer or geoscientist with at least five (5) years of experience in mineral exploration, mine development, mine operation, project assessment or any combination of these; has experience relevant to the subject matter of the mineral project and technical report; and is a member in good standing of a professional association.

Quartz – crystalline silica; often forming veins in fractures and faults within older rocks.

Raise - a vertical or inclined underground working that has been excavated from the bottom upward.

Sericite – a fine-grained potassium mica found in various metamorphic rocks.

Shear Zone - a zone in which shearing has occurred on a large scale so that the rock is crushed and brecciated.

Showing - surface occurrence of mineral.

Shrinkage Stoping – any mining method in which broken ore is temporarily retained in the stope to provide a working platform and/or to offer temporary support to the stope walls during active mining.

Sill - an intrusive sheet of igneous rock of roughly uniform thickness that has been forced between the bedding planes of existing rock; the initial horizontal drift along the strike of the ore vein.

Specific Gravity - the ratio between the weight of a unit volume of a substance and that of a unit volume of water.

Claude Resources Inc.

2011 Annual Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 49

Stope - an underground excavation from which ore has been extracted, either above or below a level. Access to stopes is usually by way of adjacent raises.

Stratigraphy – the sequence of bedded rocks in a particular area.

Tailings - Tailings consist of ground rock and process effluents that are generated in a mine processing plant or mill. Mechanical and chemical processes are used to extract gold from mine ore and produce a waste stream known as tailings. This process of product extraction is never 100 percent efficient, nor is it possible to reclaim all reusable and expended processing reagents and chemicals. The unrecoverable and uneconomic metals, minerals, chemicals, organics and process water are discharged, normally as slurry, to a final storage area commonly known as a Tailings Management Facility (TMF) or Tailings Storage Facility (TSF).

Till - is unsorted glacial sediment. Its content may vary from clays to mixtures of clay, sand, gravel and boulders. This material is typically derived from the subglacial erosion and incorporated by the moving ice of the glaciers of previously available unconsolidated sediments.

Tonne – a metric ton or 2,204 pounds.

Trenching - the process of exploration by which till is removed from a trench cut from the earth’s surface.

Vein – a thin, sheet-like, cross-cutting body of hydrothermal mineralization, principally quartz.

Waste – barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

Working interest or WI - means the interest held by Claude in property. This interest normally bears its proportionate share of capital and operating costs as well as royalties or other production burdens. The working interest percentage is expressed before royalty interests.

Claude Resources Inc.